UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EquityPoint, LLC Fund I series
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1800 Washington Ave.
Vincennes, IN. 47591
800-910-0375 telephone
812-886-5856 fax
mattbuckels@primoproperties.us

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513	26-2996429
(Primary standard Industrial Number) Classification Code Number)	(I.R.S. Employer Identification

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION
The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:

Matt Buckels and Darrell Troyer, through the parent LLC, EquityPoint, will be the sole managers and directors of the Company. The business address for the Company shall be 1800 Washington Ave., Vincennes, IN. 47591

Matt Buckels has been issued 25% of the Company's common interest or units in consideration of services to be rendered. Darrell Troyer has been issued 25% of the Company's common interest or units in consideration for management services to be rendered.

This offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 34721 Myrtle Court, Winchester, CA 92596. Counsel for EquityPoint, LLC has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA'S corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

This offer does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

These securities shall be offered in the states of Indiana, Illinois, Kentucky, Massachusetts, Delaware. The Managers of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The Managers plan on advertising the sale of these securities using billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The Issuer has issued the following units in the last year:

EquityPoint, LLC Series Fund 1 common unit interest to the individual Managers of EquityPoint, LLC were issued the following interests:

Darrell Troyer – 25% common interest units in Management Series
Matt Buckels – 25% common interest units in Management Series

EquityPoint, LLC Management Series – 50% common interest units

Since Mr. Buckels and Mr. Troyer were issued these securities in consideration for services rendered as opposed for cash contributions, Mr. Troyer and Mr. Buckels will not receive any cash distributions until the Subscribers under this Offering receive the preferred return herein described. The Company's Operating Agreement (attached as an exhibit) further describes the preferred return.

The issuer is relying on Regulation A of the Securities Act of 1933, aka The Conditional Small Issues Exemption. The issuer qualifies for such exemption as the issuer of the securities:

1. is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;
2. is not subject to section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") immediately before the offering;
3. is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies;
4. is not an investment company registered or required to be registered under the Investment Company Act of 1940 ;

5. is not issuing fractional undivided interests in oil or gas rights as defined in Rule 300 or a similar interest in other mineral rights; and
6. is not disqualified because of Rule 262; and
7. The sum of all cash and other consideration to be received for the securities ("aggregate offering price ") will not exceed $5,000,000. This offering does not include any affiliate resales.

ITEM 6. Other Present or Proposed Offerings
Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities
in addition to those covered by this Form 1-A. In accordance to Section 3.11 of the Company's Operating Agreement, the Managers have agreed to not raise funds for any competing funds until all securities under this Offering are sold.

ITEM 7. Marketing Arrangements
These units will become eligible for sale six months from their date of initial issuance, but only in accordance to the Company's Operating Agreement and subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these units would have on the market price. Nevertheless, sales of significant amounts of restricted securities could adversely affect the fair market price of the units, as well as impair our ability to raise capital through the issuance of additional equity.

Under Rule 144, a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned units for at least six months may resell their units without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of units can include the holding periods of a prior owner who was not an affiliate. The holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the units from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" units not to sell their units. Despite this, since returns on their respective interests provide the majority of compensation for services to be rendered for managing and directing the Company, the Manager, Mr. Troyer and Mr. Buckels, have no intention of selling their units. Mr. Buckels and Mr. Troyer will also be subject to the restrictions under Sections 12, 13, and 14 of the Company's Operating Agreement.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
No expert named in this offering statement was employed on a contingent basis. In exchange for services rendered for this Form 1-A, the Law Office of Jillian Sidoti was paid $12,500.

ITEM 9. Use of a Solicitation of Interest Document
The issuer has provided prospective purchasers a written documents and broadcasts to determine whether there is any interest in this securities offering. The issuer has provided such documents and broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified.

PART II — OFFERING CIRCULAR

EquityPoint, LLC Fund I Series
Type of securities offered: **Preferred LLC units**
Maximum number of securities offered: **200,000**
Minimum number of securities offered: **20,000**
Price per security: **$10**
Total proceeds: If maximum sold: **$2,000,000** If minimum sold: **$200,000**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)
INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANYSECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering may be registered for offer and sale in the following states:
Delaware
Illinois
Indiana
Kentucky
Massachusetts

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 108 pages.

THE COMPANY

EquityPoint, LLC Fund I series
A Delaware Limited Liability Company
1800 Washington Ave
Vincennes, IN. 47591- 0472
812-887-2249 mobile
812-886-5856 fax
CONTACT: Matt Buckels

The Management of EquityPoint, LLC Fund I Series is hereby offering for sale equity units with a preferred rate of return depending on the level of investment (See "Dividends, Distributions, and Redemptions"). This offering is a "mini/max" offering with a minimum proceeds to the Company of $200,000 and a maximum proceeds of $2,000,000. In the event that the Company does not raise the minimum required capital of $200,000 by July 15, 2009, the Company shall return all funds collected from investors.

The Company is authorized to issue 500,000 units. 200,000 units are of previously unissued units are offered here. There are currently 250,000 units issued and outstanding. All 250,000 units are held by EquityPoint, LLC Management Series (the Manager of EquityPoint, LLC Fund I Series). The remaining 50,000 units shall be issued as employee compensation and other incentive based pay.

THE FOLLOWING NARRATIVE DESCRIBES THE PLAN FOR THE BUSINESS OF EquityPoint, LLC Fund I series BY MANAGEMENT. HOWEVER IT SHOULD BE RECOGNIZED THAT MANAGEMENT HAS BROAD DISCRETION WITH RESPECT TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF EquityPoint, LLC Fund I series. ACCORDINGLY, MANAGEMENT IS UNDER NO OBLIGATION TO FOLLOW THE PLAN OF ACTION OUTLINED BELOW. MANAGEMENT MAY MODIFY THE FOLLOWING PLAN TO THE EXTENT THAT MANAGEMENT BELIEVES THAT MODIFICATION OR ALTERATION ARE NECESSARY AND IN THE BEST INTERESTS OF EquityPoint, LLC Fund I series AND ITS MEMBERS. ADDITIONALLY, UNLESS OTHERWISE INDICATED, ALL FIGURES AND PERCENTAGES HEREIN SET FORTH WITH REGARD TO COMPETITORS, MARKETS, MARKET SHARE, FINANCIAL PROJECTIONS, AND WITH REGARD TO INDUSTRY VOLUMES, NOT OTHERWISE SUPPORTED BY REFERENCE TO THIRD PARTY SOURCES, ARE AND SHOULD ONLY BE CONSTRUED AS EDUCATED ESTIMATES BY MANAGEMENT, WHICH RESULT FROM THE INABILITY OF MANAGEMENT TO OBTAIN SPECIFIC DATA. ACCORDINGLY, THE INVESTOR IS CAUTIONED TO REFRAIN FROM APPLYING ANY OTHER SIGNIFICANCE TO SUCH FIGURES AND PERCENTAGES EXCEPT AS OTHERWISE SPECIFICALLY INDICATED. **SEE, "RISK FACTORS."**

We caution readers regarding certain forward-looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements.

RISK FACTORS

An investment in the Company involves the risk of a loss of the Members' capital. Potential investors are to carefully consider each of the following factors, and to discuss them with their advisors, including attorneys, accountants, and investment advisors.

No market exists for units

There is a risk that no market for the Units exists and as a result, the investment in the Company is illiquid in the event the Member desires to liquidate their interest. If a Member attempts to sell their Units, prior to the dissolution of the Company, there is no certainty that the Unit can be sold for full market value or that the Unit may be sold at any price.

Company intends to use leverage

The Company's use of leverage increases the risk of an investment in the Units, as it is possible that the investments will be inadequate to make the monthly debt service required on the loan. A result of the Company being unable to make the required financing payments could be that the lender on the Property would foreclosure on the Property and some or all of the Company's investment in the Property will be lost.

There is also the risk that at the time of the sale of the Property, the sales proceeds will not be greater than the amount needed to pay off the total remaining balance of the financing and, as a result, some or all of the Company's investment in the Property will be lost.

Financial projections

Information provided in this Offering is intended to provide a prospective investor with sufficient facts concerning the proposed investment to make an informed decision as to whether the investor should invest in the Company. Projections of income and expenses incurred in connection with the operations of the Property and projections of the results of disposition of the land are based on existing facts but are not intended to be guarantees or warranties to the investor.

Financial Projections Require Caution

Any financial projections set forth in this Offering or provided by Management are for discussion purposes only and based on an analysis performed by EQUITYPOINT. Although Management believes that the analysis and underlying assumptions contained in any financial projections are well founded, there can be no assurances that the analysis or the financial projections are accurate. Additionally, if the assumptions and conclusions contained in financial projections are incorrect or mistaken for any reason, then the ability of EQUITYPOINT to realize its projections or to achieve profitable operations will be adversely affected. Subscribers are urged to consider that any financial projections were prepared by Management assuming a most-likely case scenario in the marketplace for EQUITYPOINT and the completion of this Offering. Projections are not guarantees of future financial performance, nor should they be understood as such by subscribers. Subscribers should be aware of the inherent inaccuracies of forecasting. Accordingly, subscribers may wish to consult independent market professionals about EQUITYPOINT's future performance.

Regional, state and local economic conditions

The result of the performance of a Property is likely to be dependent upon the condition of the economy in the parts of the world in which the Property operates and the specific state and local in which the Property is located. In addition, there is a risk, that at the time of the projected sale of the Property, the market place may be different than projected.

Company track record

This is a new venture for the Company. The Company has no track record acquiring or managing real estate although the members may have prior experience.

Risks related to owning Property

Factors which might affect the Company when it owns investment or equity in Property might include, but are not limited to any or all of the following: changing industry regulations, adverse use of adjacent or neighboring real estate by its owners, changes in the demand for or supply of competing Entities, local economic factors which could result in the reduction of the fair market value of a Property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits, licenses, or other legal documents in order to do business, changes in federal or state regulations applicable to the business and affairs of the individual Property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

The Maximum Proceeds may not be raised

There is a risk that the Manager may not be able to raise the maximum offering proceeds of Two Million Dollars ($2,000,000).

The Manager will not obtain an IRS ruling as to the tax status of the group

In 1996, the IRS adopted regulations simplifying the classification of the Property issue in investment groups. As applied on the federal level, these regulations replace the four prong test which has historically been applied to determine the classification of the Property as a corporation or a partnership. The recent adoption by the IRS of the so-called 'check-the-box' regulations sets partnership as the Federal tax default classification for limited liability companies being formed today. No action is needed to be taken by the Company if it does not elect to be taxed as a corporation.

The Company, will operate under the Delaware Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

After reviewing the Delaware and Federal requirements, the Manager has determined not to obtain an IRS ruling as to the tax status of the group.

Tax liability may exceed cash distribution from operations

As a result of decisions of the Manager in operating the Company, which may require the suspension of cash distribution due to a need to maintain a higher level of cash reserves, along with other events, there is a risk that, in any tax year, the tax liability owed by a Member, will exceed the cash distribution in that year. As a result, some or all of the payment of taxes may be an out of pocket expense of the Member.

Tax liability may exceed cash distribution from the disposition

There is a risk that on the disposition of the Property the tax liability of the Member may exceed the distributable cash available. In the event of an involuntary disposition of any individual Property, there is the possibility of a Member having a larger tax liability than the amount of cash available for distribution at the time of the event, or at any time in the future.

Risk of audit of Member's returns

There is a risk that an audit of the Company's records could trigger an audit of the individual Member's tax records:

Risk that Federal or State income tax laws will change

There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company.

Lack of capital

There is a risk that the amount of capital to be raised by the company will be insufficient to meet the investment objectives of the Company. If there is a shortage of capital, the Manager will use its best efforts to obtain funds from a third party. Obtaining funds from a third party may require an increase in the amount of financing the Company will be obligated to repay. In addition, there is no certainty that funds from a third party will available at a reasonable cost, if available at all.

Lack of Loans from the Members or Manager

In the event of a lack of capital and the unavailability of third party borrowing, Article 8 of the Operating Agreement establishes the process to allow Members to make loans to the Company. There is no certainty that either the Manager or any of the Members will consent to make a loan to the Company.

Members of the Manager is now or may in the future be the Managers of other Companies

In addition to being the Manager of the Company, members of the Manager are currently the Manager of other companies and may become Managers of companies to be formed. As such, the Manager may have made or will have to make commitments to other companies that preclude the Manager from being able to devote its entire time or entire financial assets to the business of the Company. The Manager will not commence fundraising in a competing fund until the sale of the Units in the Company is completed.

Federal, State and Local regulations

There is a risk of a change in the current Federal, State and Local regulations as it may relate to the operations of an individual Property in the area of fuel or energy requirements or regulations, particular industry regulations, blue laws, construction and building code regulations, approved property uses, zoning and environmental regulations, among other regulations.

Track record

The Company is newly formed and has no operational history. It will be managed by the Manager. However, members of the Manager have significant experience in the acquisition, operation and disposition of real estate.

Lack of control by Members

The Members will have little or no control over the Company's day to day operations, and will be able to vote only on specified major decisions. If the Members are unhappy with the progress of the Manager, the Members can terminate the services of the Manager, but this will require a seventy five Percent (75%) vote.

Darrell Troyer and Matt Buckels, via the manager EquityPoint, LLC, have significant control over member matters, which will restrict the ability of minority Members to influence Company activities. The Managers hold 50% of the units as of the date of this Offering which gives them voting control over all matters submitted to a vote of Members, including the election of the Manager, amendments to our certificate of organization, Operating Agreement, and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of EquityPoint that might be beneficial to other Members.

Liabilities will be deemed limited to the series

This is a Series L.L.C. which may establish designated series of members, managers, limited liability company interests having separate rights, powers, or duties with respect to specified property or obligations of the limited liability powers company or profits and losses associated with specified property or obligations, and, to the extent provided in the limited liability company agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of such series.

BUSINESS AND PROPERTIES

Executive Summary

EquityPoint, LLC Fund I series (also referred to as the "Company" or "EquityPoint") was formed as a new and different way for the small investor to invest in real estate, without all of the hassles involved in managing properties, and for a smaller investment than what is typically required for larger multi-family residential properties.

This business plan outlines the objective, focus, and implementation of this investment and the Company.

The management teams of Matt Buckels and Darrell Troyer, via EquityPoint, LLC, the parent LLC of Fund I series, have extensive experience in property management and rehabilitation and have owned investment property since 1996.

As properties are purchased EquityPoint plans on hiring property management company to manage the individual properties.

Overview

EquityPoint will streamline property acquisition and management. First, the Company will establish the proposed market sustainability by analyzing market trends, employment, and demographic characteristics. Second, EquityPoint will expedite the property acquisition process with its experienced personnel. Finally, the Company plans to provide superior management and customer service to retain tenants at each multi-family housing unit.

Acquisition: EquityPoint plans to exercise its property acquisition expertise to obtain 5 to10 properties with a total of 500 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S. EquityPoint will look for properties between 50 to 100 units that for some reason are underperforming. The primary reasons could include poor management, the need for repairs or the owners are tired of it and just want to move on.

Syndication: EquityPoint will offer shares in properties to outside investors that are looking to maximize their returns. This will be combined with financing from the sellers of the property and/or traditional bank financing to purchase the property.

Management: The Company will manage its property units to maximize return on investment. This will include marketing to potential tenants, maintenance, and customer service. Each property will have onsite management to handle leasing of units and tenant relations. Maintenance will be handled by either experienced staff on site or by qualified outside companies depending on the size of the property and specific maintenance needs. We may choose to outsource management of individual properties to professional management companies to increase our potential to analyze and purchase other properties.

Disposition: EquityPoint will sell its properties at or near the peak of the market cycle to make the best use of its equities. After a period of 36 months properties will be analyzed in conjunction with their respective cash flow and current market trends to decide whether to keep or sell a property. Properties may be sold or refinanced and equity investors will be disbursed the sums of their investments.

Specific Properties

No specific properties have been identified by the Company. In the event that a specific property is identified, the Company shall file the appropriate post-effective amendment.

Opportunity

The desire of EquityPoint is to make available big time commercial real estate investments to the small investor. These are investments that, until now, were available only to the ultra affluent. The only option the small investor had was to be a landlord or those late night get rich quick schemes that do not work. Landlording involved dealing with the day to day problems of property management and maintenance, plus bookkeeping, accounting and legal considerations. EquityPoint has the necessary knowledge and experience to remove those responsibilities and problems associated with managing real estate to make investing in it enjoyable and hassle free.

Product/Service Description

The Company is located in Vincennes, Indiana and specializes in the ownership and management of multi-family residential real estate, primarily apartment buildings.

Foreclosures are at an all time high, the economy is bad and unemployment is up. The truth is that the real estate investment fad is over. After years of unrealistic appreciation, bad lending practices and a euphoric economy, the market had to make a correction. Along with this correction, comes an opportune time to capitalize on lower cost residences for households in transition. The Apartment Building Operators industry has revenues in excess of $31.3 billion in which average businesses earn $4 million annually.

Housing is a necessity. For many, renting a family-size housing unit is a transitional move. For others, renting family homes is a means of saving money or avoiding the expensive purchase of a home. Regardless of the particular needs that each renter faces, family housing units remain in high demand in the U.S. due to current market trends and the inherent and growing need for homes. This is further amplified during the foreclosure crisis. The Company will operate to meet an ever-present demand in the U.S. for rental homes by purchasing, renting, and managing multi-family housing units.

EquityPoint is an existing property investment company that specializes in capitalizing on regional emerging markets and equitable properties in the Midwest. The Company will likewise examine markets and properties that meet its high standards for investment return. The Company's services and products will include the following:

- Acquisition
- Syndication
- Management
- Disposition

Current Business Position

EquityPoint was established to own and manage mutli-family residential real estate and to compliment the other companies, that the owners have, which focus primarily on single family residential. While the intent of the business is primarily multi-family residential, the company will own and manage other multi-family residential properties such as office and retail and will continue to look at those as opportunities present themselves.

The Company was developed to give the small investor an opportunity to invest in real estate, while allowing for the continued growth of the Company.

Summary of Financials

The following information explains the financial projections of EquityPoint. The Company plans to obtain 100 units per year for a total of 500 units, in year five. EquityPoint may choose to purchase properties quicker than projected, but assumptions are based on a conservative acquisition approach. The timing of purchases will depend on available properties for sale, market trends, and our capacity to handle growth. We may choose to outsource management of individual properties to professional management companies to increase our potential to analyze and purchase other properties. All assumptions are based on current averages and will vary according to property, financing terms and current interest rates.

Average unit cost	$25,000
Units per property	50-100
Interest rate	6.5%
Amortization	30 years
Loan to value	80%
Average rent per unit	$500 monthly

To achieve the Company's objectives, EquityPoint is looking to raise investment capital in the form of debt and equities for each property purchase. The total required for each property will average $1,250,000 with 80% or $1,000,000 to be in the form of debt financing and 20% or $250,000 to be in the form of equities.

Company Background

EquityPoint is a client focused company specializing in acquisition, syndication, management and repositioning of multifamily housing. The Company grew to exist from its sister companies Homework Home Services LLC and Home Investments LP which focused on single family residential housing and Primo Properties, LLC which currently owns and manages multifamily properties.

Business Description

The Company provides real estate investments by partnering with select individuals looking to maximize their returns, while diversifying their portfolio, through real estate. The prime investment vehicle is multi family apartment buildings.

Company History

EquityPoint is a limited liability company organized under the laws of the state of Delaware.

Funding of the company to date has come from previous real estate investments and sales. No start up funding is required. The Company is now seeking debt and equity investors for individual property purchases. 80% of each purchase will come from multi-family residential lenders, with the remaining 20% coming from private equity investors.

EquityPoint currently will lease its head office which is located at 1800 Washington Avenue, Vincennes, Indiana 47591.

Industry Overview

Industry Definition

EquityPoint operates in the Apartment Building Operators industry (Standard Industrial Classification 6513) which includes establishments primarily engaged in the operation of apartment buildings.

Apartment buildings are defined as containing five or more housing units. More than 109,000 establishments comprise this nationwide $31.3 billion industry. According to Duns and Bradstreet, the average company reports annual earnings of $4.0 million while employing six people.

Primary Competitors

EquityPoint is aware of the need to evaluate its competitors. To this end, the Company has located the following main competitors.

Local Real Estate Investors
Strengths: local market presence, individual decision making
Weaknesses: financial backing

National Real Estate Companies
Strengths: quality service, strong established companies
Weaknesses: bureaucratic decision making, no local presence

These businesses include just a few of the multi-family housing unit investment and building operators operating in the U.S.

Market

The Company plans to investigate and pursue emerging market opportunities for equitable real estate ventures throughout the Midwest and Nationwide.

Emerging markets can be labeled as new growth markets or correcting markets from a previous cycle down turn. There are several variables that are used to identify these markets from historic growth patterns as well as future projections that are weighed in the ultimate decision process. The demographic variables are just one component is this complex evaluation process and are used in conjuncture with a myriad of other instruments in measuring whether a market is truly emerging.

In recent years, the foreclosure crisis has added to the demand for lower cost housing such as multi-family housing units. 1.7 million Foreclosures occurred throughout the U.S. in the first eights months of 2007. Foreclosures this year are expected to put two million families out of their homes. These families will likely seek residence in less expensive homes such as rental units. Also, the children of baby boomers, the so called echo boomer generation, are now heading out on their own and need a place to live along with the influx of immigrants to this country.

Market Growth

Notwithstanding the impact of foreclosure remains the immanent growth of the rental property market in the U.S. According to Business Analyst Online, housing rental units will expand from 36.8 million to 39.1 million in the U.S. from 2007 to 2012.

Customer Profile

The Company has designated the following as its main target market:

Age range: The Company will target individuals ages 18 to 34 throughout the U.S. This market segment comprises approximately 22% of the U.S. population, according to U.S. Census Bureau.

Income: Per capita income in the U.S. is $27,916, according to U.S. Census Bureau. The Company will target individuals who earn $35,000 and less annually.

Marketing Strategy

EquityPoint recognizes the importance of operating with a marketing strategy that will effectively saturate the market it intends to reach. It has therefore outlined a promotional plan that includes Internet advertising, print media ads, banner advertising, and flyers. Its regional campaign will be outlined to effectively bolster brand awareness and draw in new tenants. The Company will also remain cognizant of the shifting market changes within the real estate market and will adjust its advertising campaign as needed to more effectively increase awareness with prospective clientele.

Competitive Advantage

EquityPoint intends to build upon its inherent strengths in order to establish itself as a leader in the local real estate industry. The Company will capitalize upon its competitor's weaknesses by highlighting the following strengths.

- Exceptional service to tenants
- Solid and secure returns for investors
- Focus on establishing key relationships
- Simple business transactions and interactions for all clientele
- Company always closes on time and meets deadlines
- Talented, experienced, and highly trained management team
- Widespread marketing tactics will reach a large segment of clientele

Promotional Plan

EquityPoint has chosen the following direct and indirect advertising channels to promote its services:

To Reach Tenants:
The Company will implement simple and cost effective methods to enhance brand awareness. These tactics are outlined in greater detail below:

- EquityPoint will pay close attention to the development of its website. The site will clearly outline available services, and all necessary contact information.

- The Company will place large banner signs on the outside of its acquired properties. This will attract traffic and has the potential to draw in an expanded segment of customers.

- The Company will develop full color flyers with all needed Company information. These will be distributed to prospective tenants and will serve as a continuous marketing tool.

- The Company will advertise with the major newspapers in the city in which EquityPoint is acquiring properties.

Operations

EquityPoint is required to comply with various rules and regulations among a number of local, state, and federal agencies. These include local regulations and city codes, employment, corporate, tax and securities law, and consumer products regulations.

The accounting policy for The Company follows generally accepted accounting principals. Accounting system is based on the cash method. The fiscal year is based on year-end. Financial reporting methods include monthly, quarterly, and annual statements.

EquityPoint carries insurance for business liability, property, and worker's compensation.

Management, Organization and Ownership

Matt Buckels: Mr. Buckels brings over ten years experience in the real estate management business, having owned and managed investment property since 1997. Prior to that he spent 20 years in the restaurant and hospitality business, both owning and managing several restaurants.

Mr. Buckels will be in charge of acquisition of properties, market research, legal and financial property due diligence, and loan due diligence.

Darrell Troyer: Mr. Troyer oversees the construction, maintenance and upkeep operations of the business. Having spent close to twenty years in the contracting business he has the abilities to make sure jobs get done correctly and on schedule.

Mr. Troyer will inspect various property reports for potential acquisitions, examine overall construction, and will manage property management and maintenance after acquisition.

Financial Projections

The following information explains the financial projections of EquityPoint. The Company plans to obtain 100 units per year for a total of 500 units, in year five. EquityPoint may choose to purchase properties quicker than projected, but assumptions are based on a conservative acquisition approach. The timing of purchases will depend on available properties for sale, market trends, and our capacity to handle growth. We may choose to outsource management of individual properties to professional management companies to increase our potential to analyze and purchase other properties. Such costs are considered herein. All assumptions are based on current averages and will vary according to property, financing terms and current interest rates.

Average unit cost	$25,000
Units per property	50-100
Interest rate	7.5%
Amortization	30 years
Loan to value	80%
Average rent per unit	$500 monthly
Property Costs	25% of Revenues (includes property costs plus management fees from an outside management company)

Profit and Loss

The projected profit and loss for The Company shows substantial growth even though additional operating and interest expenses are incurred. In order to be conservative, property management costs and maintenance are estimated at 25% of revenues.

Profit & Loss Statement

For years ending December - 2009, 2010, 2011, 2012, 2013

Units	100	200	300	400	500
Average Cost per unit	$25,000	$25,000	$25,000	$25,000	$25,000
Average Rent Per Unit	$500	$550	$600	$650	$700
	Year 1	Year 2	Year 3	Year 4	Year 5
Income (1)	$600,000	$1,320,000	$2,160,000	$3,120,000	$4,200,000
Vacancy Rate at 5%	-$30,000	-$66,000	-$108,000	-$156,000	-$210,000
Property Management and Maintenance	$120,000	$264,000	$432,000	$624,000	$840,000
Gross profit	$450,000	$990,000	$1,620,000	$2,340,000	$3,150,000
Operating expenses:					
Insurance (3)	$18,000	$39,600	$64,800	$93,600	$126,000
Legal and Professional	$6,129	$12,530	$12,906	$13,293	$13,692
Marketing (4)	$3,064	$3,677	$4,412	$5,295	$6,354
Office	$612	$1,253	$1,290	$1,329	$1,370
Payroll (5)	$12,046	$58,021	$75,102	$77,355	$79,674
Telephone and Data (6)	$1,227	$1,472	$1,767	$2,120	$2,544
Utilities (7)	$1,227	$1,841	$2,761	$4,141	$6,212
Depreciation (8)	$90,909	$181,818	$272,727	$363,636	$454,545
Real Estate Taxes (9)	$37,500	$75,000	$112,500	$150,000	$187,500
Total operating expenses	$170,714	$375,212	$548,265	$710,769	$877,891
Operating income	$279,286	$614,788	$1,071,735	$1,629,231	$2,272,109
Interest expense (10)	$150,000	$298,549	$445,539	$590,852	$734,363
Net income	$129,286	$316,239	$626,196	$1,038,379	$1,537,746

1. Income is calculated at a rent increase of $50 per unit per year.
2. Property Management and Maintenance is estimated at 20% of revenues
3. Insurance is estimated at 3% of revenues
4. Marketing increases by 20% per year.
5. Increase reasonable for services needed in bookkeeping, office services, and other services with running the business.
6. Telephone increases 20% per year.
7. Utilities increase 50% per year based on the increase in units
8. Depreciation based on a straight line method over 27.5 years.
9. Real Estate taxes estimated at 1.2% per year.
10. All properties estimated at 80% LTV with 7.5% per year amortized over 30 years.

Projected Cash Flow

The important factor in the cash flow analysis is that the Company never runs out of cash while in periods of non-profitability. The cash flow supports the Company's operations adequately and allows the Company to expand through more aggressive marketing. In order to be conservative, all properties are assumed disposed of in year 6 at cost.

For years ending December - 2009, 2010, 2011, 2012, 2013, 2014

Cash receipts (1)	$570,000.00	$1,254,000.00	$2,052,000.00	$2,964,000.00	$3,990,000.00	$0
Operating cash expenses	$199,805.00	$457,393.70	$707,537.79	$971,132.97	$1,263,345.51	$0
Cash from operations	$370,195.00	$796,606.30	$1,344,462.21	$1,992,867.03	$2,726,654.49	$0
Capital Expenditures/Dispositions	-$2,500,000	-$2,500,000	-$2,500,000	-$2,500,000	-$2,500,000	$12,500,000
Debt activities:						
Principal payments (2)	-$19,342	-$40,135	-$62,487	-$86,516	-$112,347	$0
Interest payments	-$150,000	-$298,549	-$445,539	-$590,852	-$734,363	$0
Total debt activities	-$169,342	-$338,684	-$508,026	-$677,368	-$846,710	$0
Net cash after capital expenditures and debt	-$2,299,147	-$2,042,078	-$1,663,564	-$1,184,501	-$620,056	$12,500,000
Change in cash	-$2,299,147	-$2,042,078	-$1,663,564	-$1,184,501	-$620,056	$12,500,000
Beginning cash	$10,000	$1,390,853	$1,000,000	$500,000	$500,000	
Cash before equity and debt financing	-$2,289,147	-$651,225	-$663,564	-$684,501	-$120,056	$12,500,000
Loan Proceeds	$2,000,000	$2,000,000	$2,000,000	$2,000,000	$2,000,000	$0
Equity Financing	$2,000,000	$0	$0	$0	$0	$0
Cash Before Reserves & Distribution	$1,710,853	$1,348,775	$1,336,436	$1,315,499	$1,879,944	$12,500,000
Preferred Return (3)	$160,000	$160,000	$160,000	$160,000	$160,000	$160,000
Cash After Preferred Return	$1,550,853	$1,188,775	$1,176,436	$1,155,499	$1,719,944	$12,340,000
Return to Management	$160,000	$160,000	$160,000	$160,000	$160,000	$160,000
Cash Available for Reserves	$1,390,853	$1,028,775	$1,016,436	$995,499	$1,559,944	$12,180,000
Reserves (4)	$1,390,853	$1,000,000	$500,000	$500,000	$0	$0
Available for Additional Distributions	$0	$28,775	$516,436	$495,499	$1,559,944	$12,180,000

1. Takes into consideration 5% vacancy rate.
2. Loans with LTV of 80%, 7.5% interest rate, amortized over 30 years
3. Preferred Return estimated at 8% per annum
4. Reserves estimated conservatively to be sure that there is enough cash to provide for subsequent years.

OFFERING PRICE FACTORS

There is no established public market for the units of preferred interest being registered. As a result, the offering price and other terms and conditions relative to our units have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the units or the fairness of the price used for the units.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

As of July 15, 2008, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 200,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds(after deducting offering expenses of $15,000, THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $4.95 per share. This represents an immediate increase in the net tangible book value of $5.05 per share to current members, and immediate dilution of $5.05 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest	$10.00
Net tangible book value per share prior to offering	$0.00
Increase per share attributable to new investors	$4.95
Net tangible book value per share after offering	$4.95
Dilution per share to new investors	$5.05
Percentage dilution	50%

The following assumes the sale of 75% of the units of preferred interest in this offering. As of July 15, 2008, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 150,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $4.22 per share. This represents an immediate increase in the net tangible book value of $4.22 per share to current shareholders, and immediate dilution of $5.77 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest	$10.00
Net tangible book value per share prior to offering	$0.00
Increase per share attributable to new investors	$4.22
Net tangible book value per share after offering	$4.22
Dilution per share to new investors	$5.77
Percentage dilution	57.7%

The following assumes the sale of 50% of the units of preferred interest in this offering. As of January 28, 2008, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 100,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $3.27 per share. This represents an immediate increase in the net tangible book value of $3.27 per share to current shareholders, and immediate dilution of $6.73 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest	$10.00
Net tangible book value per share prior to offering	$0.00
Increase per share attributable to new investors	$3.27
Net tangible book value per share after offering	$3.27
Dilution per share to new investors	$6.73
Percentage dilution	67.3%

The following assumes the sale of 25% of the units of preferred interest in this offering. As of January 28, 2008, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 50,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $1.92 per share. This represents an immediate increase in the net tangible book value of $1.92 per share to current shareholders, and immediate dilution of $8.08 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering............. $0.00
Increase per share attributable to new investors................ $1.92
Net tangible book value per share after offering................ $1.92
Dilution per share to new investors............................. $8.08
Percentage dilution... 81%

The following assumes the sale of 10% of the units of preferred interest in this offering. As of January 28, 2008, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 20,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $0.82 per share. This represents an immediate increase in the net tangible book value of $0.82 per share to current shareholders. and immediate dilution of $9.18 per share to new investors. as illustrated in the following table:
Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering............. $0.00
Increase per share attributable to new investors................ $0.82
Net tangible book value per share after offering................ $0.82
Dilution per share to new investors............................. $9.18
Percentage dilution... 100%

USE OF PROCEEDS

All proceeds from this Offering will be available to us once the minimum offering amount of $200,000 is met. Until we raise the minimum amount, all investor funds will be held in a non-interest bearing bank account.

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $2,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

Estimated Use of Proceeds		MINIMUM	Percentage	MAXIMUM	Percentage
Offering Expenses[1]		$15,000	7.5%	$15,000	.75%
Legal, Accounting Fees[2]		$10,000	5.0%	$10,000	.50%
Working Capital Reserve[3]		$50,000	25%	$50,000	2.5%
Proceeds for Invesment[4]		$125,000	62.5%	$1,925,000	96.25%
	Totals:	$200,000		$2,000,000	100%

[1] Includes estimated offering preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering. Fees include blue sky fees (estimated at around $1,500), legal fees for preparation of this document of $12,500, and other fees such as printing and postage.

[2] On-going legal and accounting fees.

[3] The working capital reserve is for on-going operational expenses including regular bookkeeping services, office supplies, software, equipment, and office expenses.

[4] EquityPoint plans use the proceeds for investment in multi unit properties. The goal is to acquire 5 to10 properties with a total of 500 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S. EquityPoint will look for properties between 50 to 100 units that for some reason are underperforming.

The estimated use of the gross proceeds of this Offertng assumes that EquityPoint, LLC Fund I series will generate sales of all Units. All fees and costs associated with this offering will be borne by EquityPoint, LLC Fund I series. EquityPoint, LLC Fund I series shall pay all such offering expenses, and all of our organizational expenses.

As for our cash reserves, our Manager shall set aside such amounts as it deems appropriate to meet our unexpected cash needs. Accordingly, our Manager may set aside cash reserves in excess of the 2.5% reflected in the above table.

Our Manager will review each property if it meets our investment criteria. We plan to invest the entirety of our cash available for investments in mortgage loans. As of the date of this Memorandum, our Manager had not entered into any agreement or commitments to acquire any properties.
Pending investment in individual properties, we may invest the proceeds of this offering in relatively safe, short-term liquid investments such as U.S. Treasury bills, notes or bonds, certificates of deposit or commercial paper.

CAPITALIZATION

Members will contribute capital to the Company through contributions of cash in return for Units in the Company. Member Capital Contributions shall be made in total when becoming a Member. Members investing under this Offering will receive preferred units that are entitled to a preferred return minimum of 7%.

The Manager will direct the establishment and maintenance of a Capital Account for each Member.

Phase of Operation	Basis for Fee	Amount of Compensation
Organization		
(see Article 4 of Operation Agreement)	Due Diligence and Organizational Fee	The Management (as individuals) may receive up to 25% of the total equity capitalization of the company's units as compensation for its organizational efforts.

Operations (See Article 10 of Operating Agreement)	Priority Distribution	Yearly, the Manger will receive a distribution from the Company for administrative activities provided to the Company, calculated at Two and One-half Percent (2.5%) of the Effective Income. The maximum Fee the Manager may receive for this Fee cannot be determined at this time.
Operations (See Article 10 of Operating Agreement)	Percent of Distributable Cash	Annually, a cash distribution in the amount calculated as Twenty Percent (20%) of distributable cash, after the Members receive a Seven Percent (7%) to Nine Percent (9%) cumulative annual preferred return, based on the Member's Unreturned Capital Contribution. (See "Dividends"). The maximum distribution the Manager may receive cannot be determined at this time.
Dissolution and Termination (See Article 17 of Operating Agreement)	Amount of Distribution	The Parties, including the Manager, receive distributions in accordance with their positive Capital Account balances. The value of any unrealized appreciation will be shared as disposition gain or Fifty Percent(50%) of distributahle cash to the Manager, subordinated to the Members, other than the Manager, receiving a return of One Hundred Percent (100%) of their Unreturned Capital Contrihution. The maximum distribution the Manager may receive as a result of dissolution and termination can not be determined at this time.

DESCRIPTION OF SECURITIES

TOTAL OFFERING $2,000,000
A Conditional Small Issues Offering of 200,000 Preferred Units
Purchase Price $10 Per Unit
Minimum Purchase: $2500 (250 Units)

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. See **"RISK FACTORS"** for information regarding EquityPoint, LLC FUND I series lack of operating history, capital needs and other risk factors to be considered by investors prior to subscribing for Units.

EquityPoint, LLC, a Delaware limited liability company is hereby privately offering (the "Offering") Units representing ownership within the Company ("Units").

EquityPoint, LLC is offering Two Hundred Thousand (200,000) Units at $10 per Unit to be sold in groups of Fifty (50) Units (individually a "Unit" and collectively then "Units") to be sold at One Hundred Thousand Dollars ($500) per Unit (the "Minimum Purchase"). Subscribers may purchase less than the minimum at the sole discretion of the manager, EquityPoint, LLC. The maximum capital available though this Offering is Two Million Dollars ($2,000,000). (See **"USE OF PROCEEDS."**)

The Manager will implement a policy to attempt to manage the Company so as to distribute cash at a Seven Percent (7%) cumulative annual preferred return The Manager shall make quarterly distributions of the cash available from operations of the Company, on March 31, June 30, September 30, and December 31, subject to retention of reasonable working capital reserves, determined by and in the discretion of the Manager. It is anticipated that cash distributions will not commence any earlier than December 31, 2009.

PLAN OF DISTRIBUTION

We are offering to the public 200,000 preferred units of membership, at $10.00 per unit, in a "direct public offering" through our Manager, EquityPoint, LLC of Delaware. This offering terminates in 12 months after commencement of this offering. The Company will raise a minimum subscription amount of $200,000 or will return any collected funds below the minimum to the individual investors without any accrued interest.

This is our initial public offering, and no public market currently exists for our units. The offering price may not reflect the market price of our units after the offering. There is a minimum purchase amount o $500 per Subscriber.

We will sell the units on a "direct public offering." basis through our Manager, EquityPoint, LLC, who may be considered an underwriter as that term is defined in Section 2(a)(11). EquityPoint will not receive any commission in connection with the sale of units, although we may reimburse them for expenses incurred in connection with the offer and sale of the units. EquityPoint intends to sell the units being registered according to the following plan of distribution:

- Units will be offered to friends, family, and business associates of the individual Managers of EquityPoint, LLC;
- Units will be offered via published, acceptable advertising to the general public.

Matt Buckels and Darrell Troyer will be relying on, and complying with, Rule 3a4-1(a)(4)(ii) of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sales of the units. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1(a)(4)(ii), he must be in compliance with all of the following:

- he must not be subject to a statutory disqualification;
- he must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;
- he must not be an associated person of a broker-dealer;
- he must primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of EquityPoint, LLC Fund I otherwise than in connection with transactions in securities; and
- he must perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 month.

Mr. Buckels and Mr. Troyer will comply with the guidelines enumerated in Rule 3a4-1(a)(4)(ii). Mr. Buckels, Mr. Troyer, nor any affiliates will be purchasing units in the offering.

You may purchase units by completing and manually executing a subscription agreement and delivering it with your payment in full for all units, which you wish to purchase to our offices. Your subscription shall not become effective until accepted by us and approved by our counsel. Acceptance will be based upon confirmation that you have purchased the units in a state providing for an exemption from registration. Our subscription process is as follows:

- a prospectus, with subscription agreement, is delivered by to each offeree;
- the subscription is completed by the offeree, and submitted by check back to EquityPoint, LLC Fund I series where the subscription and a copy of the check is faxed to counsel for review;
- each subscription is reviewed by counsel for EquityPoint, LLC Fund I to confirm the subscribing party completed the form, and to confirm the state of acceptance;
- once approved by counsel, the subscription is accepted by the Manager and the funds deposited into an account labeled EquityPoint, LLC Fund I series, EquityPoint, LLC or The Law Office of Jillian Sidoti Client Trust Account, within four (4) days of acceptance;
- subscriptions not accepted, are returned with the check undeposited within 24 hours of determination of non-acceptance.

Funds will be deposited to an account at the following bank:

<u>**UP TO $200,000**</u>
CLIENT TRUST ACCOUNT
LAW OFFICE OF JILLIAN IVEY SIDOTI
BANK OF AMERICA
YNEZ ROAD
TEMECULA, CA 92591

To pay our incorporation expenses, our legal and accounting fees, and expenses related to this offering statement, since inception through July 31, 2008, we have relied on financing of $25,000 furnished by Matt Buckels and Darrell Troyer. Otherwise we have not raised any funds from the sale of equity securities or debt financing.

Currently our only ongoing costs are legal and accounting expenses, trademark filing, and corporate compliance costs.

There is a risk that the Management may not be able to raise the minimum offering proceeds of Two Hundred Thousand Dollars ($200,000). This is a minimum/maximum offering whereby the Manager pledges to raise a minimum of $200,000 prior to using proceeds. While the Manager is raising the minimum, funds invested will be placed into an escrow account managed by the Company's attorney, Jillian Ivey Sidoti.

Ms. Sidoti does not represent the individual Subscribers. Upon the minimum $200,000 being raised, funds shall be immediately released to the Company without further notification to the Investors. In the event that the minimum amount is not raised, funds shall be released back to the individual Subscribers within 90 days of investment. Subscribers will not receive any interest so long as funds have not been released from the escrow account held by Ms. Sidoti.

No Public Market for Units

There is presently no public market for our units.

No Broker Is Being Utilized In This Offering

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

Our Manager, EquityPoint, LLC, and its managers, Matt Buckels and Darrell Troyer, Will Be Selling Our Securities on our Behalf. They are not to be brokers for the following reasons:

- They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

- They will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

They will restrict their participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in an offering statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

Limited Escrow of Proceeds

Only those funds collected prior to the raise of the minimum requirement of $200,000 will be escrowed. Accordingly, we will have use of all funds once the minimum $200,000 raised and as soon as we accept a subscription and funds have cleared, all funds raised above the $200,000 minimum will be immediately used. These funds shall be non-refundable to subscribers except as may be required by applicable law.

Method of Subscribing

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the closing of the offering, to us. The subscription price of $500 per Unit must be paid in cash or by check.

bank draft or postal money order payable in United States dollars to the order of EquityPoint, LLC Fund I series and delivered to us at 1800 Washington Avenue, Vincennes, Indiana 47591. We reserve the right to reject any subscription in whole or in part in our sole discretion for any reason whatsoever notwithstanding the tender of payment at any time prior to our acceptance of the subscriptions received.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

An investment objective of the Company is to generate distributable cash from the operation and/or disposition of Properties acquired. The Manager will attempt to manage the Company so as to distribute cash to the Members at a rate of Seven Percent (7%) or greater cumulative annual preferred return for investors who invest between $2,500.00 and $24,999.00, Eight Percent (8%) or greater cumulative annual preferred return for investors who invest between $25,000.00 and $49,999.00 and Nine Percent (9%) or greater cumulative annual preferred return plus equity for investors who invest between $50,000.00 and above. The Manager shall make quarterly cash distributions from the cash available from operations of the Company subject to retention of reasonable working capital reserves, as determined by and in the discretion of the Manager. It is anticipated that the first cash distribution will be made no earlier than December 31, 2009.

To date, the Company has made no distributions.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Matt Buckels, managing Member of EquityPoint, LLC, manager of EquityPoint, LLC FUND I series, brings over ten years experience in the real estate management business, having owned and managed investment property since 1997. Prior to that he spent 20 years in the restaurant and hospitality business, both owning and managing several restaurants.

Darrell Troyer, managing Member of EquityPoint, LLC, manager of EquityPoint, LLC FUND I series, oversees the construction, maintenance and upkeep operations of the business. Having spent close to twenty years in the contracting business he has the abilities to make sure jobs get done correctly and on schedule.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

The Officers, Managers, or Directors are related by marriage.

The Company has not made any loans, but may do business with Officers, Directors, key personnel or 10% members, affiliate companies or relatives if it will be to the benefit of the Company. Such relationships shall be disclosed to the Members of the Company.

Matt Buckels has made a loan to the Company in the amount of $20,000 to cover various start up expenses such as legal fees, accounting fees, corporate compliance fees and other fees associated with running the business.

No officers or directors have received any salaries or cash remuneration for their services. For organizational and due diligence efforts, both Matt Buckels and Darrell Troyer received 25% of the units of the Company on a common interest basis. Therefore, they will not participate in the 7% - 9% cumulative preferred return but will partake in any distributions after such preferred return. The Manager, EquityPoint, LLC, will also receive 2.5% of all effective income yearly for their management efforts.

Conflicts of Interest

Actual and potential conflicts of interest will exist from time to time between and among EquityPoint, LLC Fund I series and certain Members and Manager. Potential conflicts may be, but are not limited to these listed.

1. Time and Resource Conflicts

In general, conflicts may arise in the allocation of the time, which certain Management personnel are able to devote between operations of EquityPoint, LLC Fund I series and various other outside interests. Management will use its utmost good faith in allocating EquityPoint, LLC Fund I series' resources between and among the active business operations of EquityPoint, LLC Fund I series in a manner, which Management of EquityPoint, LLC Fund I series deems in the best interests of EquityPoint, LLC Fund I series and its Members. Such decisions may, from time to time, cause Management of EquityPoint, LLC Fund I series to favor the interests of one line of business of EquityPoint, LLC Fund I series over the interest of another.

2. Lack of Separate Legal Representation.

Counsel for EquityPoint, LLC Fund I series has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

3. Manager May Act on Behalf of Others

The Manager, members of the Manager or their affiliates, acting in the same capacities for other investors, companies, partnerships or entities may compete with the Company.

4. Manager May be Involved in Similar Investments

EquityPoint, LLC, or its affiliates, may act as a Manager or be a member in other limited liability companies engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on other business and ownership management activities it may not be available to be involved in the day to day monitoring of the Company's operations.

EquityPoint, LLC has numerous other business responsibilities and ownership interests which will demand some or most of its time during the life of the Company.

5. Manager May Have Interests in Similar Entities

EquityPoint, LLC and its affiliates, now own or may come to lend money thereby competing with the Company. To the extent its time or assets are required on other business and ownership management activities the Manager may not be involved in the day to day monitoring of the Company's operations.

6. Manager May Raise Capital for Others

EquityPoint, LLC, and its affiliates, who will raise investment funds for the Company, may act in the same capacity for other investors, companies, partnerships or entities that may compete with the Company. However, the Manager has agreed not to raise funds for any other competing or similar funds prior to the full capitalization of this fund.

Fiduciary Responsibility of the Manager

The Manager is accountable to a limited liability company as a fiduciary and consequently must exercise good faith and integrity in handling the affairs of the limited liability company. This is a rapidly developing and changing area of the law and the Members who have questions concerning the duties of the manager should consult with their counsel.

A Member has a right to expect that the Manager will do the following;

Duties of the Manager to the Company

1. Duty of care and the 'business judgment rule'

   Just as officers and directors of corporations owe a fiduciary to their Members, the Manager is required to perform its duties with the care, skill, diligence and prudence of like persons in like positions.

   The Manager will be required to make decisions employing the diligence, care, and skill an ordinary prudent person would exercise in the management of their own affairs. The 'business judgment rule' should be the standard applied when determining what constitutes care, skill, diligence and prudence of like persons in like positions.

2. Duty of disclosure

   The Manager has an affirmative duty to disclose material facts to the Members. Information is considered material, if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision.
   When Members are in a position to vote for a major event, the Manager must disclose to the Members the material information needed for them to give an informed consent to the suggested action.

   The Manager must not make any untrue statements to the Members and must not omit disclosing any material facts to the Members.

3. Duty of loyalty

   The Manager has a duty to avoid undisclosed conflicts of interests. Before raising money from Members, the Manager must disclose any conflicts that may exist between the interests of the Manager and the interests of the Company or any of the individual Members.
   The Manager is restricted from entering into contracts with the Company that advance the business interests of the Manager over the business interests of the entire Company or any of the individual Members.

4. Carry out the Objectives of the Company

   To buy, sell, acquire, exchange, trade, receive, deliver, hold, encumber, pledge, release and otherwise deal in and with and dispose of Company property or stock, whether in the ordinary course of business of the Company or otherwise, including all of the assets of the Company and such actions shall not require the vote of the Unit Holders in accordance with the Operating Agreement, except as provided by unwaivable provisions of Delaware law.
   To execute and deliver such documents or instruments relating to Company affairs as may in its opinion be appropriate, including; licenses, employment, consultation and management agreements, notes, leases, bills of sale, etc.

   To perform any and all other acts or activities customary or incidental to the acquisition, ownership, management, improvement and disposition of property employed in connection with the Company's business.

5. Manage Day to Day Operations

To open and maintain and close bank accounts as shall be designated by the Manager and to draw checks and other orders on such accounts for the payment of money signed on behalf of the Manager or by its authorized representatives, and to maintain the Company's and assets.

To borrow money and to make, issue, accept, endorse and execute promissory notes, drafts, bills of exchange and other instruments and evidences of indebtedness, all without limit as to amount, and to pay or repay with respect thereto and to secure the payment thereof by security interest, mortgage, deed of Company, pledge or assignment or, all or any part of any property then owned or thereafter acquired by the Company.

To pay for and hold title to Company properties as nominee of the Company where appropriate.

To employ such employees, consultants, accountants, Managers, agents appraisers, attorneys and other persons in the operation, conduct, administration and supervision of the business of the Company.

To the extent that assets of the Company are available therefore, pay all debts and other obligations of the Company, including amounts due under permanent or construction financing of the improvements and other loans to the Company, and all other costs of operation and maintenance of the Company's portion of the Property

To the extent that funds of the Company are available therefore, pay or cause to be paid all taxes, assessments, rents, and other impositions applicable to the Company's portion of the Property and other assets owned by the Company, using its best efforts to pay the same before delinquency and prior to the addition thereto of interest or penalties; and undertake when appropriate any action or proceeding seeking to reduce such taxes, assessments, rents or other impositions. To cause the Company to make an election pursuant to any sections 108, 1017, 732(d) or 754 of the Internal Revenue Code as may be determined by the Manager in the Manager sole discretion. Prepare or cause to be prepared and file all tax returns for and on behalf of the Company, and its tax matters partner within the meaning of Section 623 I (a)(7) of the Internal Revenue Code.

6. Research and obtain appropriate insurance policies

To obtain, at the expense of the Company, liability and other insurance coverage that the Manager in its sole discretion determines to be necessary to protect the Unit Holders from liability created in pursuit of or in the furtherance of the Company business or related to business affairs.

7. Provide for corporate and legal compliance

To apply or file for registration or exemption under the securities laws of the state of the Manager, the Securities Act of 1933, as amended, or any other State or Federal securities rules regulations or laws for the sale of securities of the Company.

To secure any and all other authorizations or permits in connection with the business of the Company, and to execute, acknowledge, file and deliver any and all applications, documents and consents which the Manager may deem appropriate in connection therewith.

Except as specifically provided herein to the contrary, to amend the Operating Agreement in any way deemed necessary or desirable by it; (i) to satisfy any requirements, conditions, guidelines or options contained in any opinion, directive, order, ruling or regulation of the Securities and Exchange Commission, the Internal Revenue Service, or any other Federal or State Agency, or in any Federal or State Statute, compliance with which the Manager deems to be in the best interest of the Company, or, (ii) cure any ambiguity or correct or supplement any provisions herein contained.

To keep or cause to be kept books of accounts and other records of the Company.

8. To defend the Company
   To institute, prosecute, defend, and settle any legal or administrative action or proceeding on behalf of or against, the Company, and to join in any litigation against any individual Unit Holder in any cause of action against the Company.

INDEMNIFICATION

Except as permitted by the Delaware Revised Statutes, the Company's Articles of Incorporation do not provide for any additional or different indemnification procedures. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

As permitted by Delaware law, we intend to eliminate the personal liability of our managers for monetary damages for breach or alleged breach of their fiduciary duties as managers, subject to exceptions. In addition, our operating agreement provides that we are required to indemnify our officers and managers, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and managers as incurred in proceedings against them for which they may be indemnified. The operating agreement provides that we, among other things, will indemnify officers and managers, employees and agents against liabilities that may arise by reason of their status or service as managers, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as managers and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and managers.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our managers, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LITIGATION

As normal, there are legal risks involved with the real estate industry. There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

Counsel for EquityPoint has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

FEDERAL TAX ASPECTS

The potential investor should be aware of the material Federal income tax aspects of an investment in the Units, effective as of the date of this document. An investor should consult with their tax professional to determine the affects of the tax treatment of the Units on their individual situation.

1. Reporting Status of the Company

The adoption, by the IRS, in 1996, of the so-called 'check-the-box' regulations sets partnership status as the default Federal tax classification for limited liability companies being formed today.

In addition, the Company, will operate under the Delaware Limited Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

By maintaining partnership tax status the Company will not be taxed on income or loss at the Company level, but will report to each Member their distributive share of profits and losses from operations and disposition according to Article 9 in the Operating Agreement. This process will make the Company a pass through Property for tax purposes.

Despite these conclusions, potential investors are **strongly advised to seek counsel from their individual tax advisor.**

2. Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not a taxable Property. A Member will be required to report on their Federal tax return their distributable share of partnership profit, loss, gain, deductions or credits. Cash distributions are generally not taxable, but create a deduction in the Member's capital account.

3. Basis of the Company

An original tax basis will be established for the Company. The tax basis will be adjusted during the operations of the Company by the addition of any capitalized expenditures.

4. Basis of a Member

A Member will establish their original tax basis by including their initial capital investment. The Member's tax basis will be adjusted during the operations of the Property by the addition of capital contributions made.

In total, a Member may deduct their share of Company losses only to the extent of the adjusted basis of their interest in the Company.

5. Deductibility of Prepaid and other Expenses

The Company will incur expenditures for legal fees in association with the set up of the Company. These expenditures will be capitalized and will be deducted at the dissolution of the Company.

The Company will incur expenditures for accounting fees associated with the preparation and filing of the annual informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis.

All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

6. Annual Operations

According to the Investment Objective and Policies, the Manager is projecting that there will be taxable income to distribute to the Members on the Schedule K-1 report provided to each Member, annually. This taxable income will be reported by each Member, along with the other taxable income or loss they have to report. The tax liability incurred by each Member will depend on their individual marginal tax and capital gains rates for both State and Federal tax.

7. Disposition

On dissolution and termination of the Company the Members may be allocated taxable income that may be treated as ordinary income or capital gain. Article 17 of the Operating Agreement states the procedures on the dissolution and termination of the Company.

In addition, the Members may receive an adjustment in their Capital Account that will either increase or decrease the capital gain to be reported. Article 8 of the Operating Agreement describes the operation of capital accounts for the Company and the Members.

Under current tax treatment, gains that must be reported as cost recovery recapture will be taxed at a marginal rate of 25%. Under current tax treatment, gains that are reported as long term capital gains are to be taxed at 15%, if the disposition takes place prior to December 31, 2010 and 20% if the disposition takes place after January 1, 2011.

8. Phantom Income

It may occur that, in any year, the Members will receive an allocation of taxable income and not receive any distribution of cash. This event is called receiving phantom income in that the Member has income to report, but receives no cash.

9. Sale or Other Disposition of a Member's Interests

A Member may be unable to sell their interest as there may be no market for the interests. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a Member's interest, the Member will report taxable gain to the extent that the sale price of the interest exceeds the Member's adjustable tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the Member and will be taxed at the cost recovery tax rate in effect at that time. Presently, the maximum Federal tax rate on cost recovery recapture is 25%. The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Presently the maximum Federal tax rate on capital gains until December 31, 2010 is 15%. After January 1, 2011, the current maximum Federal tax on capital gains will increase to 20%.

10. Tax Returns and Tax Information

Annually, the Manager will file an informational return, using IRS Form 1065. In addition, the Manager will annually provide each Member a Schedule K-1 report. Each Member will report this income or loss along with their other taxable income. The tax liability incurred by each Member will depend on their individual marginal and capital gains tax rates for both State and Federal tax. The Manager will attempt to provide the annual tax information to the Members by March 15.

GLOSSARY

"Agreement" shall mean the written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement.

"Capital Contribution" shall mean any contribution to the capital of the Company in cash, Property, or services by a Member whenever made.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.
"Company" shall refer to EquityPoint, LLC Fund I Series a Delaware series limited liability company.

"Distributable Cash" means all cash of the Company derived from Company operations and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

"Property" shall refer to any individual business with a capital need in which an equity interest is intended to be acquired by the Company.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Loan" shall mean any loan the Company will obtain to facilitate the acquisition of a Property.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for Federal income tax purposes.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall by EquityPoint, LLC Management Series or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall mean each of the parties who shall execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Additional or Substituted Members. To the extent a Manager has purchased or received an Interest in the Company, he will have all the rights of a Member with respect to such Interest, and the term "Member" as used herein shall include a Manager to the extent he has purchased or received such Interest in the Company.

"Percentage Interest" shall be the Percentage interests of the Members as determined in accordance with Section 9.1 of the Agreement.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for Federal income tax purposes.

Summary of Operating Agreement

The following is only a summary of the Operating Agreement, an investor considering purchasing Units in the Company should read the entire Operating Agreement.

Purpose

The Members will form a Delaware series limited liability company to facilitate the acquisition, operation and disposition of one or more Properties that fit the following parameters:

A) **Multi-family Residential Properties:** Company will acquire properties through foreclosures, actions and probates. Company will either 1.) improve and sell these properties or 2.) hold and manage them.

Capitalization

Members will contribute capital to the Company through contributions of cash in return for Units in the Company. Member Capital Contributions shall be made in total when becoming a Member.

The Manager will direct the establishment and maintenance of a Capital Account for each Member.

Rights and Duties of Manager

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

EquityPoint, LLC Management Series is the Manager. The Manager shall hold office until a successor Manager shall have been elected and qualified. Successor Manager(s) need not be residents of the State of Indiana but must be a Member of the Company.

Fees Paid to and Cash Distributions Made to Manager

The Managers have received 25% each (for a total of 50%) of the units available for their management efforts. They may also receive a commission for the disposition of any properties up to 6%. The Manager may also receive up to 20% of distributable cash from the sale of a property, but only after the other Members have received an amount equal to their Cash Contributions. The Management shall also be reimbursed for out of pocket expenses.

Rights and Obligations of Members

The Members shall have the right, by affirmative vote of a seventy five Percent, (75%) of the Interests, to approve the sale, exchange, or other disposition of all or substantially all of the Company's assets, which is to occur as part of a single transaction or plan. By the same Percentage of votes of the Members, the Members also have the right to elect a replacement Manager.

Meetings of Members

A meeting of the Members may be called at any time and for any purpose whatsoever by any of the Members. When a Member wishes to call a Meeting, he or she shall notify the Manager, who shall promptly give notice of the Meeting to the other Members. Notice shall be given at least ten (10) days and not more than ninety (90) days before the date of the meeting.

Capital Contributions and Percentage Interests

There shall be no set minimum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement.

The total maximum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement, will be Two Million Dollars ($2,000,000).

The Capital Contribution of the Members shall be equal to one hundred Percent (100%) of the total capitalization of the Company.

Manager's Purchase of Units

Manager shall be entitled to purchase Units without regard to the established minimum investment.

Division of Profits and Losses for Income Tax Purposes

The Profits and Losses of the Company will generally be allocated to match the manner in which the Members share in distributions. Profits and Losses from Capital Transactions will be specially allocated to match the manner in which the Member will share in the distributions of the proceeds from Capital Transactions.

Distributions

The Manager will make distributions to the Members in accordance with the profit sharing ratio, as shown in Article 9 of the Operating Agreement.

Accounting Policies

The Company, for accounting and income tax purposes, shall operate on a fiscal year, which will be the calendar year, ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. An outside C.P.A. firm shall be instructed to maintain books and records for the Company on a cash basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause the Company's tax return to be prepared and furnished to the Members, prior to March 15 of each year.

Transfers

Transfers of a Member's Unit(s) must be accomplished according to the rules of the Company. Generally the rules state that when a Member receives an acceptable offer to sell their investment Unit(s) to a third party, the other Members of the Company will have a first right of refusal on the purchase of the investment Unit(s).

Upon the death, disability or retirement of a Member, their interest may be passed to their heirs by means of intestate succession, a Will or a Revocable Trust. Members who obtain their Units in this manner will have all the rights of every other Member.

Dissolution and Termination of Company

The Company shall be dissolved upon an election to dissolve the Company or on the disposition of all or substantially all of the Properties in which the Company has an interest.

Upon dissolution of the Company, the assets of the Company will be distributed in the following order:

First, to pay the creditors of the Company, including the Manager, if the Manager has loaned money or advanced money to the Company;

Second, to establish any reserves against anticipated or unanticipated Company liabilities; and

Third, to the Members in proportion to their positive Capital Account balances. To the extent the Company has property with unrealized appreciation, on dissolution the value of such appreciation will be allocated to the Members has if the property had been sold in a Capital Transaction.

SUMMARY OF SALES MATERIAL

The Company intends to solicit investors via print, internet and billboard advertising. The Company shall use the advertising in Exhibit E of this prospectus as their advertising material. The Company shall transmit this prospectus to a potential investor. In the event that the Company choose to use additional advertising material, they shall provide a supplement and file seven (7) copies of such advertisements with the SEC pursuant to Rule 256.

FINANCIAL STATEMENTS

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
AS AT JULY 20, 2008

ASSETS		
Current		
Cash	$	10,000
TOTAL ASSETS	$	10,000
LIABILITIES		
Notes Payable	$	20,000
MEMBER EQUITY		
CAPITAL		
Common units, 200,000 units, $.0001 value - issued and outstanding, 850,000	$	20
Preferred units, 200,000, par value $0.0001 - issued and outstanding, nil		-
Additional paid-in capital	$	0
Deficit accumulated during development stage		(10,020)
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$	20,020

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF EARNINGS
FROM INCEPTION(May, 2008) TO JULY 20, 2008

REVENUE	$	-
OPERATING EXPENSES		
Selling, general and administrative		10,000
Total Operating Expenses		10,000
NET LOSS	$	(10,000)
Weighted Average Number Units Outstanding		200,000
Net Loss Per Share - Basic and Fully Diluted	$	(0.05)

EQUITYPOINT, LLC
FUND I SERIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY

FROM INCEPTION (May, 2008) TO JULY 20, 2008

	COMMON STOCK		ADDITIONAL PAID-IN	DEFICIT ACCUMULATED DURING DEVELOPMENT	
	SHARES	AMOUNT	CAPITAL	STAGE	TOTAL
Balance – May, 2008		$ -	$ -	$ -	$ -
Units issued	200,000	$20		$ -	
Net loss - July 20, 2008		-	-	$(10,000)	$(10,000)
Balance - July 20, 2008	200,000	$ 20	$ 20,000	$ (10,000)	$(10,000)

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FROM INCEPTION(MAY, 2008) TO JULY 20, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (10,000)
Stock issued for services rendered	$ 20
Changes in assets and liabilities	-
	$ 0
NET CASH FLOWS FROM OPERATING ACTIVITIES	(10,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
NOTE PAYABLE	20,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	20,000
Net Change In Cash	(10,000)
Cash and Cash Equivalents - beginning of period	-
Cash and Cash Equivalents - end of period	$ 10,000

PART III — EXHIBITS
Item 1. Index to Exhibits

Item 2. Description of Exhibits

(1) *Operating Agreement* — The operating agreement corresponding thereto as presently in effect and any amendments thereto.
(2) Certificate of Formation – state of Delaware written instrument by which the limited liability series company is created under state law.
(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(5) *Opinion re legality* - Opinion by Jillian Ivey Sidoti stating that the units are non-assessable and fully paid.
(6) *Sales Material* — Any material required to be filed by virtue of Rule 256.
(7) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254. This material has previously been filed with the SEC and the Indiana Securities Division.
(8) Employee Identification Number — also known as a Federal Tax Identification Number, and is used to identify a business entity.

EXHIBIT A - OPERATING AGREEMENT

EQUITYPOINT, LLC FUND I SERIES

A DELAWARE LIMITED LIABILITY COMPANY

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERST HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHICATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT

EQUITYPOINT, LLC FUND I SERIES

A Delaware Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 15th day of July, 2008 by and among those persons whose names and addresses are set forth below (the "Members"), being the members of EQUITYPOINT, LLC FUND I SERIES A Delaware limited liability company (the "Company"), represent and agree as follows: (Each of the following named parties is referred herein as a "Member" and collectively, as the "Members" as defined in Section 2 hereof)

1. Formation, Name, Purposes, Definitions

1.1. A Delaware Limited Liability Company

(a) The Members hereby authorize the Manager to execute and deliver a Certificate of Formation to the Delaware Secretary of State in accordance with and pursuant to the Act and to execute and deliver any documents necessary to register the Company as a foreign limited liability company.

(b) The Members hereby agree to form the Company as a limited liability company under and pursuant to the provision of the Act and agree that the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

(c) Upon their execution of this Agreement, without the need for the consent or other action of any Person or the need for a Separate Series Agreement, those Persons whose names appear on the signature page shall be admitted as Members of the Company not associated with any Series. In their capacities as Members not associated with any Series, shall Persons shall not make any Capital Contribution to the Company and shall have no Membership Interest (hereafter "Founders"). The Founders may, however, subsequently also become Members associated with one or more Series and, in those separate capacities, acquire Membership Interests.

(d) As established from time to time in accordance with this agreement, there may be designated additional Series having separate rights, powers, or duties with respect to Separate Property or obligations or profits and losses associated with Separate Property or obligations and, to the extent provided in this Agreement and a Separate Series Agreement, and may have a separate business purpose or investment objective. A Member may be a member of one or more Series.

(e) Without the need for the consent of any Person, the Founders may establish one or more additional Series as they may jointly determine in their sole discretion. The terms of each additional Series shall be as set forth in this Agreement and a separate agreement establishing such Series (a "Separate Series Agreement") substantially in the form of Exhibit B attached hereto. A Separate Series Agreement conflicts with this Agreement, this Agreement shall control.

(f) No debt, liability or obligation of a Series shall be a debt, liability or obligation of any other series. The debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a Series shall be enforceable against the assets of such Series only and not against any other assets of the Company generally or any other Series and none of the debts, liabilities, obligations and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of such Series. Separate and distinct records shall be maintained for each and every Series, and assets associated with any such Series of the Company, or any other Series of the Company. The Certificate of Formation shall contain notice of the limitation of liabilities of a Series as to other Series in conformity with § 18-215 of the Act.

(g) The Founders shall be deemed admitted as Members of the Company associated with a newly created Series, upon their execution of a counterpart signature page to the relevant Separate Series Agreement.

(h) Exhibit A attached hereto shall be updated from time to time as is necessary to reflect accurately the information contained therein, including, without, limitation, the establishment of additional Series and the admission of additional Members to the Company associated with such Series. Any revision to Exhibit A attached hereto made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Exhibit A attached hereto shall be deemed to be a reference to Exhibit A as amended and in effect from time to time.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be EQUITYPOINT, LLC FUND I SERIES a Delaware limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be 1800 Washington Ave., Vincennes, IN 47591, or such other place as the Manager (as hereinafter defined) shall determine in their sole discretion.

1.5. Nature of Business

The business of the Company shall be to streamline property acquisition and management through means of acquisition, syndication, management, and disposition.

9. Acquisition: EquityPoint plans to exercise its property acquisition expertise to obtain ten properties with a total of five-hundred apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the United States.
10. Syndication: EquityPoint will offer units in properties to outside investors that are looking to maximize their returns.
11. Management: The Company will manage its property units to maximize return on investment. This will include marketing to potential tenants, maintenance, and customer service.
12. Disposition: EquityPoint will sell its properties at or near the peak of the market cycle to make the best use of its Equities.

Notwithstanding the foregoing, subject to approval of all of the Members, the Company may carry on any lawful business, purpose or activity, whether or not for profit, as allowed by the Delaware Code.

1.6. Term

The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members

The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process

The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Members by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions

Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean the Delaware Liability Company Act of the State of Delaware, as may be amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company with respect to a Series in cash or other property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company by such Member with respect to a series pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company assets, or the refinancing of Company assets

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company" shall refer to EQUITYPOINT, LLC FUND I SERIES.

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" shall mean, with respect to a Series, all cash, revenues and funds received by the Company with respect to such Series from such Series' operations, less the sum of the following to the extent paid or set aside by the Company with respect to such Series: (i) all principal and interest payments on indebtedness of the Company with respect to such Series and all other sums paid to lenders with respect to such Series; (ii) all cash expenditures incurred in the normal operation of the Company's business with respect to such Series; and (iii) such Reserves as the Members associated with such Series deem reasonably necessary for the proper operation of the Company's business with respect to such Series.

"Effective Income" means the total income received from operations of the Property or from disposition of Property owned by the Company.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Gross Asset Value" shall mean, with respect to any asset associated with a Series, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company with respect to a Series shall be the gross fair market value of such asset, as agreed to by Members associated with such Series holding a Majority Interest in such Series;

(ii) the Gross Asset Value of all Company assets associated with a Series shall be adjusted to equal their respective gross fair market values, as determined by Members associated with such Series holding a Majority Interest in such Series, as of the following times: (a) the acquisition of an additional interest in the Company with respect to such Series by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company with respect to such Series to a Member of more than a *de minimis* amount of Company assets associated with such Series as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members associated with such Series holding a Majority Interest in such Series reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in such Series; and

(iii) the Gross Asset Value of any Company asset associated with a Series that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members associated with such Series holding a Majority Interest in such Series

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean EquityPoint, LLC, Management Series a Delaware limited liability company or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall include: (i) Matt Buckels each in his/her/its capacity as a member of the Company not associated with any Series; (ii) Darrel Troyer, each in his/her/its capacity as member of the Company associated with a Series (as such Series may, from time to time, be created in accordance with the terms of this Agreement), and (iii) Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement. Members of the Company shall at all times be Members of the Company until the Company is dissolved, wound up, and terminated in accordance with the Act and this Agreement, notwithstanding the fact that there may or may not be any Series at any particular point in time. Upon being admitted as a Member of any Separate Series Agreement, unless otherwise specified such Separate Series Agreement, such Member shall not hold the same Percentage Interest in the Company and each other Series as it holds in such Separate Series Agreement. The Company shall be controlled by a simple majority of Member(s) holding more than 50% of the units in the Company who have the powers to make any decision not in violation of this agreement including but not limited to appointment and removal of Company manager(s).

"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall be the percentage interests of the Members as determined in accordance with Section 9.1.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Priority Distribution" means the amount equal to Seven Percent (7%) to Nine Percent (9%) of the Effective Income for a fiscal year from the Properties that will be distributed to the Manager under Section 10.1.1 prior to any other distributions of distributable cash from operations. In the event this amount is not paid with regard to a fiscal year by the following March 31st, the unpaid Priority Distribution will be at the cumulative rate of Seven Percent (7%) to Nine Percent (9%) depending on the level of investment in accordance to the Prospectus dated July 15, 2008. At the Manager's discretion, all or a portion of the Priority Distribution for any fiscal year may be deferred until the Company has a Capital Transaction.

Manager, at Manager's discretion, may provide an additional Priority Distribution to those Member's with a Capital Account exceeding $50,000.00 after all other Members have received their proper Priority Distribution as provided and pledged in the Offering Circular (aka "Prospectus") dated July 15, 2008 and filed with the appropriate securities regulators on a Form 1-a.

"Property" means the property or properties acquired by the Company.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, N.T. & S.A., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Selling Member" shall mean any Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in the Company, including both economic and voting rights.

"Series" shall mean a designated series of Members, Managers, or Limited Liability Company Interests established in accordance with this Agreement and 6 Del.C. § 18-215 having separate rights, powers, or duties with respect to Separate

Property or obligations or profits and losses associated with Separate Property or obligations and, to the extent provided in this Agreement or a Separate Series. Unless otherwise agreed to in writing by the Members, each real estate interest acquired by the Company, directly or held by a nominee or otherwise, shall be a separate series and Separate Property with respect to the Members and Managers (hereafter "New Series").

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of all the Members of the Company by unanimous written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

2. Capitalization of the Company

2.1. Total Capital Contributions

Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. Failure to Make Capital Contributions

If a Member fails to make any portion of its Capital Contribution, including any additional Capital Contribution the Member has elected to make within the time period permitted hereunder (a "Defaulting Member"); the Manager shall take the following actions:

2.3.1. If required to protect or preserve the Company's assets, the Manager may apply other available Company funds to pay any Company obligations. If sufficient Company funds are not available, the Manager may, but is not required to, advance their own funds for such purpose. The Company shall reimburse the Manager as soon as practical together with the simple interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) for all such advances made by the Manager. Any interest expense shall be charged against the Defaulting Member Capital Account;

2.3.2. The Manager shall give written notice of any alleged default to the Defaulting Member, who shall have a period of ten (10) days, or such longer period as shall be stated in such notice, from the date such notice is received to cure such default by payment in full of the Capital Contribution. If the Defaulting Member fails to cure such default with the prescribed time period, the Manager shall pursue such legal remedies as they determine, in their sole judgment and discretion, to be in the best interest of the Company under the prevailing facts and circumstances, including but not limited to, initiation of legal proceedings to specifically enforce the Defaulting Member's obligation to satisfy such Capital Contribution. A Defaulting Member shall remain liable to the Company for such delinquent Capital Contribution together with interest thereon at twelve percent (12%) computed from the date the Capital Contribution was due until the earlier of the date of full payment of such amount or the date of the expulsion of the Defaulting Member in accordance with subsection (c) hereof;

2.3.3. Upon expiration of the period permitted herein for cure of a default, if the Manager elects not to initiate litigation to specifically enforce a Defaulting Member's obligation for a delinquent Capital Contribution or if such litigation, once commenced, proves ineffective or is abandoned the Manager may elect to expel such Defaulting Member by giving him notice of such expulsion and thereafter may sell such expelled Member's Interests. Any such expulsion shall be effective when notice thereof is given to the Defaulting Member by the Manager;

2.3.4. An expelled Defaulting Member shall have no right to sell, transfer, pledge, or otherwise dispose of his Interest and no right to receive any distributions from the Company with respect of his Interest. The expelled Defaulting Member's rights under this Agreement shall be limited to those set forth in this Section 2.4. Upon such expulsion, the Manager shall, provide notice to the remaining Members (the "Non-defaulting Members") of the expulsion of such Defaulting Member. The Non-defaulting Members shall thereupon have the right to submit bids to the Manager within ten (10) days from the date such notice is mailed for the purchase of such expelled Member's Interest. The Manager shall determine the highest bid and shall immediately notify the highest bidder, who shall thereupon be obligated to purchase such expelled Member's Interest on the terms and conditions set forth in subsection (f) below. In the event of equal bids, The Manager shall draw lots to determine the successful bidder.

2.3.5. In the event the Members do not purchase all of the expelled Member's Interest in accordance with the procedure set forth in subsection (d) hereof, the Manager shall attempt to sell such expelled Members Interest (or the remainder thereof) to a third party on the terms and conditions set forth in subsection (f) below;

2.3.6.The Manager shall require that the purchaser of an expelled Member's Interest tender in cash the total amount of the purchase price for such expelled Member's

Interest at the time of the purchase of the Interest. All such payments shall be deposited with the Company and thereafter be dispersed to the expelled Member as soon as practicable less any costs of sale incurred by the Company.

2.3.7.The Members shall use all reasonable efforts to sell an expelled Member's Interest in accordance with the provisions of subsections (d) through (f) above. If an expelled Member's Interest is not sold, the expelled Member shall not have the right to vote, to participate in subsequent Company profits, or to make future contributions to the capital of the Company. An expelled Member shall not be entitled to withdraw or receive a distribution of Company capital until termination of the Company as provided in Article 17. Upon such termination, an expelled Member shall be entitled to the return of the balance in his Capital Account without any interest thereon.

2.4. Capital Accounts

2.4.1.Debts and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager

3.1. Management

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications

EquityPoint, LLC shall be the initial Manager of the Company. The Manager shall hold office until a successor shall have been elected and qualified. Successor Manager(s) need not be a Member of the Company.

3.3. Management and Powers

The making of all Major Decisions concerning the Company shall require the approval of the Manager. As used herein, the term Major Decision shall mean:

3.3.1. The acquisition by purchase, lease, or otherwise of any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the nature of the business of the Company;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan upon the affirmative vote of a Majority-In-Interest of the Members so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. Upon the affirmative vote of a Majority-In-Interest of the Members, the borrowing of money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;

3.3.4.Upon the affirmative vote of a Majority-In-Interest of the Members, Admitting an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1.Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to mange the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Make all decisions relating to the management, leasing, operations and maintenance of the Property and all portions thereof, including without limitation prepare or cause to be prepared the financials, business plans, contract, drawings, maps and specifications for the Property and obtain all licenses, approvals and entitlements required for the Property all in accordance with the local governmental rules and regulations;

3.4.3. Employ such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the development and growth of the Entity and all portions thereof,

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of all Managers;

3.4.7. Prepare plans of development, and work with the C.P.A. firm in its preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and report

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the development and operation of an individual Entity.

3.5. Employment of Unaffiliated Manager

If necessary, the Company shall employ an unaffiliated Manager to manage the Entity and its affairs, in the local of the Entity on terms that are deemed to be commercially reasonable in the local where the Entity is located.

3.6. Delegation of Duties

The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliates of either Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.7. Consultation; Quarterly Reports

Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and provide quarterly reports to the Members.

3.8. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its officers, shareholders or directors, or its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its officers, shareholders, directors or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager, its officers, shareholders, directors, and its employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.9. Financing

3.9.1. It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for acquisition and operation of the Property, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

3.9.2. The Manager shall furnish its financial statements and take all other actions that are customary and reasonable in connection with the obtaining of the permanent financing, however the Manager will not be required to personally guarantee the financing. In no event shall the Members have any obligation to guarantee or otherwise become obligated for the repayment of any Company financing.

3.10. Manager Has No Exclusive Duty to Company

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.11. Manager Will Not Start Competing Fund until Sale of the Units Ceases

The Manager will not commence fundraising in a competing fund until the sale of the Units in the Company is completed.

3.12. Resignation

The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager will not affect the Manager's Interest in the Company.

3.13. Removal

Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The

Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.14. Vacancies

In the event the Manager has resigned or has been removed or have otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be elected and shall qualify or until his earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager

The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

4.1.1. Real Estate Commission at Acquisition

Not Applicable.

4.1.2. Management Fee

The officers of the Manager, in their individual capacities, have each received 25% (for a total of 50%) of the units available in consideration for their due diligence and development services. Based on this, Management shall receive returns only after all other Members have received their designated Priority Return.

Management shall also receive 2.5% of all distributable cash for their efforts.

4.1.3. Real Estate Commission on Disposition

If no other agent(s) is(are) employed for the maximum commission, at a minimum, a Three Percent (3%) commission on any sale of the property as compensation for representing the Company in the sale of the Property. The maximum paid to the Manager will be Six Percent (6%).

4.1.4. Percent of Distributable Cash from Sale

Manager shall receive Twenty Percent (20%) of distributable cash, subordinated to the Members receiving an amount equal to One Hundred

Percent (100%) of their Capital Contribution.

4.1.5. Percent of Distributable Cash at Dissolution or Termination

Twenty Percent (20%) of distributable cash, subordinated to the Members receiving an amount equal to One Hundred Percent of their Capital Contribution, which includes any Cash Distribution as a result of any sales of units.

4.2. Reimbursement for Out-Of-Pocket Expenses

The Manager shall be entitled to prompt reimbursement from the Company for all reasonable direct out-of-pocket costs and expenses incurred on behalf of the Company including without limitation, the reasonable costs of organization of the Company (including legal, travel expenses and tax planning costs and expenses). The Manager shall not be reimbursed for its own general administrative overhead and expenses.

5. Participation; Deadlock

5.1. Participation

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

5.2. Deadlock

Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement on or make a decision with respect to any Major Decision described in Article 3, the matter shall be submitted to binding arbitration in accordance with Article 16 below.

6. Rights and Obligations of Members

6.1. Limitation of Liability

Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability

A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. List of Members

Upon written request of any Member, the Manager shall provide a list showing the names, addresses, and interests of all Members in the Company.

6.4. Approval of Sale of All Assets

The Members shall have the right, by affirmative vote of a Majority-In-Interest of the Members, to approve the sale, exchange, or other disposition of all or substantially all of the Company's assets, which is to occur as part of a single transaction or plan.

6.5. Company Books

The Manager shall maintain and preserve during the term of the Company and for five (5) years thereafter all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Members expense, but only for a purpose related to the Member's interest in the Company or a Member.

6.6. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Members or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of Delaware, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Delaware, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjoumment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum

A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting

If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lessor proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.

7.9. Proxies

At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting

Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings

Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The total minimum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Two Hundred Thousand Dollars ($200,000).

8.1.2. The total maximum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Two Million Dollars

($2,000,000).

8.1.3.The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.4. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.5.Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts

A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Member Loans

If required, The Company intends to use its best efforts to obtain funds from third parties to be contributed or loaned pursuant to the terms of this Agreement, sufficient for the operation, maintenance and repairs, of the Property. In the event that sufficient additional funds are unavailable from third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

8.3.3.Advances expended prior to the formation of the Company shall be reimbursed upon the receipt by the Company of Member Capital Contributions.

9. Division of Profits and Losses

9.1. Percentage Interests

The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

9.2. Division of Profits and Losses

After giving effect to the special allocations set forth in Sections 9.3 and 9.4, Profits and Losses of the Company shall be allocated as follows:

9.2.1.Net Profits. Net Profits (which is the excess of Profits over Losses) for each fiscal year of the Company shall be allocated as follows:

9.2.1.1. first to reverse any Net Losses allocated to a Member solely as a result of the application of the limitation of the Section 9.2.2.2 to another Partner; thereafter

9.2.1.2. to the Members in proportion to the distributions received by the Members under Section 10.1 for the fiscal year.

9.2.2. Net Losses. Net Losses (which is the excess of Losses over Profits) for each fiscal year of the Company shall be allocated:

9.2.2.1. to and among the Partners pro-rata according to their respective Percentage Interests; however;

9.2.2.2. Net Losses allocated pursuant to Section 9.2.2.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to Section 9.2.2.1, the limitation set forth in this Section 9.2.2.2 shall be applied on a Member by Member basis so as to allocate the maximum permissible Net Losses to each Partner under Regulations Section 1. 704- 1 (b)(2)(ii)(d).

9.3. Special Allocations

9.3.1. Non-Recourse Deductions. Non-Recourse Deductions for any fiscal year shall be allocated to the Members in accordance with their Percentage Interests.

9.3.2. Member Non-Recourse Deductions. Member Non-Recourse Deductions for any fiscal year shall be allocated only to the Member(s) who bears tbe economic risk of loss with respect to the Member Non-Recourse Debt to which such deductions are attributable.

9.3.3.Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2 of the Regulations, and notwithstanding any other provision of this Article 9, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company Profits for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6), 1.704-20)(2) and other applicable provisions in Section 1.704-2 of the Regulations. This Section 9.3.3 is intended to comply with the Minimum Gain Chargeback requirement in Section 1.704-2(f) of the Regulations and shall be applied consistently therewith.

9.3.4. Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4) and notwithstanding any other provision of this Article 9, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt (determined in accordance with Treasury Regulation Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.702-2(i)(4) and 1.704-20)(2). The provisions of this Section 9.3.4 are intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in accordance therewith.

9.3.5. Qualified Income Offset. In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1 (b) (2) (ii) (d) (4) (regarding depletion deductions), 1.704-1 (b) (2) (ii) (d) (5) (regarding certain mandatory allocations under Treasury Regulations regarding family partnerships: the so called varying interest rules or certain in-kind distributions), or 1.704-1 (b) (2) (ii) (d) (6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Members Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations, or distributions. Any special allocations of items of income or gain pursuant to this subsection shall be taken into account in computing subsequent allocations if profits pursuant to this Article so that the net amount of any items so allocated and the Profits, Losses, or other items so allocated to each Member pursuant to this Article, shall to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Article as if such unexpected adjustments, allocations, or distributions had not occurred

9.3.6. Special Allocation of Net Profit from Capital Transactions. After accounting for any allocations set forth in Section 9.3.3 and 9.3.4. Net Profit (which is the excess of Profit over Losses) of the Company resulting from a Capital Transaction shall be allocated to the Partners in proportion to the distributions received (or to be received) from such Capital Event under Section 10.2.

9.4. Other Allocations

9.4.1. Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the applicable Treasury Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event Gross Asset Value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and it's Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder. Any election or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this subsection (b) are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, or other items, or distributions pursuant to any provision of this Agreement.

9.4.2. Curative Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Treasury Regulations or to reflect a Member's economic interest in the Company determined with reference to such Member's right to receive distributions from this Company and such Member's obligation to pay its expenses and liabilities.

9.4.3. Allocation of Tax Items. To the extent permitted by Section 1.7041 (b)(4)(i) of the Treasury Regulations, all items of income, gain, loss and deduction for federal and state income tax purposes shall be allocated to the Partners in accordance with the corresponding "book" items thereof, however, all items of income, gain, loss and deduction with respect to assets with respect to which there is a difference between "book" value and adjusted tax basis shall be allocated to accordance with the principles of Section 704(c) of the Code and Section 1. 704- 1 (b)(4)(i) of the Treasury Regulations, if applicable. Where a disparity exists between the book value of an asset and its adjusted tax basis, then solely for tax purposes (and not for purposes of computing Capital Accounts), income, gain, loss, deduction and credit with respect to such asset shall be allocated among the Partners to take such difference into account in accordance with Section 704(c)(i)(A) of the code and Regulations Section 1.704-1(b)(4)(i). The allocations eliminating such disparities shall be made using any reasonable method permitted by the Code, as determined by the General Partner.

9.4.4. Acknowledgement. The Members are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by the provisions of this Article hereof in reporting their share of Company income and loss for income tax purposes.

10. Distributions

10.1. Distributions of Cash from Operations

The Manager shall make quarterly distributions on March 31, June 30, September 30, and December 31 of the distributable cash from operations, subject to, in the Manager's sole discretion, retention of reasonable working capital reserves, determined by and in the discretion of the Manager. It is anticipated that no quarterly distribution will be made prior to June 30, 2009. Distributable cash from operations will be distributed as follows:

10.1.1. First, to the Manager to the extent of the Manager's Priority Distribution of 2.5% for management services, plus any unpaid Priority Distributions for prior fiscal years (unless the Manager elects to continue to defer such distributions); then

10.1.2. To the Members other than the Manager, in proportion to their respective Percentage Interests, until each such Member has received a cumulative return of Seven Percent (7%) to Nine Percent (9%) based on such member's Unreturned Capital Contribution.

10.1.3. An additional Priority Distribution at the discretion of the Manager to those Members with Capital Accounts exceeding $50,000.

10.1.4. Thereafter, Twenty Percent (20%) to the Manager and Eighty Percent (80%) to the Members other than the Manager in proportion to their respective Percentage Interests.

10.2. Cash Distributions from Capital Transactions

In the event that the Company generates distributable cash from a Capital Transaction, the Company will, subject to the retention of reasonable working capital reserves determined by and in the sole discretion of the Manager, make distributions as follows:

10.2.1. To the extent the Capital Transaction is a refinancing loan arranged by the Manager, Five Percent (5%) of the refinancing proceeds will be distributed to the Manager; then

10.2.2. To satisfy any unpaid or deferred Priority Distributions due to the Manager under Section 10.1.1; then

10.2.3. To satisfy any unpaid or deferred distributions under Section 10.1(b); then

10.2.4. One Hundred Percent (100%) to the Members other than the Manager, in proportion to their Unreturned Capital Contributions until such Capital Contributions are returned; and thereafter

10.2.5. Twenty Percent (20%) to the Manager and Eighty Percent (80%) to the Members other than the Manager in proportion to their Percentage Interests.

10.3. Allocation and Distributions between Transferor and Transferee

Upon the transfer of all or any part of a Member Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution

Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

B) Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. An outside C.P.A. firm shall be instructed to maintain books and records for the Company on a cash basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

11.2. Bank Accounts

All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

11.3. Financial Statement

Within a reasonable period after the end of each partnership fiscal year, the Manager shall cause to be prepared and furnished to all the Members annual reviewed financial statements of the Company, the cost of which shall be an expense of the Company.

11.4. Tax Matters

The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted

At any time, after the initial sale of Units has been terminated by the Manager, any Person acceptable to the Members by the unanimous vote thereof may become a Member in the Company by the sale of new Company Interests for such consideration as the Members by their unanimous vote shall determine or as a transferee of a Member's Interest, or any portion thereof, subject to the terms and conditions of this Agreement. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Manager may, at their option, at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rate allocations of loss, income, and expense deductions to an Additional Member for that portion of the Company's tax year in which an Additional Member was admitted in accordance with the provisions of Section 706 (d) of the Code and the Treasury Regulations promulgated thereunder.

13. Transfers

13.1. Transfers Prohibited

No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer

Notwithstanding anything to the contrary contained in this Article, either Member may transfer all or any part of its Interest in the Company to any Affiliate.

13.3. Substituted Member

A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member Percentage being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required, the granting of which shall not be unreasonably withheld. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors

Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Partners.

14. Right of First Refusal to Transfer Interest

14.1. Notice

In the event any Member (the "Offeree") receives or obtains a bona fide offer from a third party (the "Third Party") to purchase all or any portion of its Interest in the Company, which offer it desires to accept, then prior to accepting such offer the Offeree shall give written notice (the "Notice") of such offer to the other Members (the "Noticed Members"), which Notice shall set forth the material terms of such offer, including without limitation the identity of the Third Party, the purchase price and terms of payment. The Noticed Parties shall have a period of forty-five (45) days from the date of receipt of the notice in which to elect to purchase the Interest of the Offeree on the same terms and conditions as contained in the Notice. If more than one Noticed Member elects to purchase, the Interest of the Offeree shall be purchased pro rata by all electing Noticed Members in accordance with their respective percentages. Failure of a Noticed Member to respond within the forty-five (45) day period shall be deemed an election not to purchase. In the event that all Noticed Members fail to respond, or if all Noticed Members expressly elect not to purchase, the Offeree shall have the right to proceed to sell its Interest to the Third Party on the terms and condition contained in the Notice. In the event, however, that the sale to the Third Party is not consummated on the terms contained in the Notice within six (6) months following the date of the Notice, the Offeree shall be obligated to comply again with the terms of this Section 14.1 with respect to the existing Offer and all subsequent third party offers.

14.2. Costs

In the event that a Noticed Member or more than one Noticed Member shall elect to purchase as provided in Section 14. 1, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, excluding attorneys' shall be divided equally among the Offeree and the purchasing Noticed Member(s). The Offeree shall deliver all appropriate documents of transfer at the closing of such sale. From and after the date of such closing, whether the sale is made to the Noticed Member(s) or to the Third Party, the Offeree shall have no further interest in the assets or income of the Company and the person(s) or entity(ies) purchasing the Interest shall indemnify and hold harmless the Offeree from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the operation of the Company.

14.3. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") the other Members (hereinafter referred to as "Surviving Members") shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Surviving Members giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Surviving Members have been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Agreed Value; Appraisal

During the term of the Company, the Manager shall determine and agree semiannually upon the Fair Market Value of the Company (the "Agreed Value"). If the Surviving Members shall have elected to purchase the Company Interest of the Bankrupt Member, the purchase price of such Interest shall be the product of the percentage of the Bankrupt Member's Interest in the Company purchased by the Surviving Members times the Agreed Value thereof, or as agreed upon by the Surviving Members and Involuntary Transferee. If no Agreed Value has been determined within the six (6) months prior to the notice of option to purchase, and if the Surviving Members and Involuntary Transferee fail to agree within thirty (30) days after the date of the notice of option to purchase, three appraisals of such Interest shall be obtained from three different reputable appraisal companies, or such other appraisers agreeable to the Surviving Members, as promptly as practicable. The average of the three such appraisals shall become the Fair Market Value of the Bankrupt Member's Interest in the Company, taking into account all debts and liabilities of the Company and the Capital Accounts of the Bankrupt Member and the Surviving Members. Prompt written notice of the determination of the appraisers, signed by each appraiser, shall be given to the Bankrupt Member and any Involuntary Transferee and to the Surviving Members and shall be conclusive upon them. After the giving of such determination, the Surviving Members shall give written notice to the Bankrupt Member and any Involuntary Transferee fixing the time and date for the closing of the purchase by the Surviving Members of the Bankrupt Member's Interest in the Company, which closing shall be at the principal office of the Company on the date not less than thirty (30) days nor more than sixty (60) days after the date of such notice subject to the consent and approval of any Bankruptcy Court having jurisdiction. At the closing, the Surviving Members shall pay to the Bankrupt Member or Involuntary Transferee, as the case may be, by certified or bank check, an amount equal to the applicable net Agreed Value or Fair Market Value of the Bankrupt Member's Interest in the Company (or, if such value shall be determined to be zero or less, pursuant to an agreement of the Members shall deliver an executed copy of such agreement or a notarized copy of such appraisal report, as applicable). Notwithstanding the foregoing, at the option of the Surviving Members, the purchase price may be paid by the delivery of its promissory note in the principal amount of the purchase price, bearing interest at the Federal Short Term Rate (as defined in Section 1274(d)(1)(C) of the Code), repayable without penalty, payable in eight (8) equal quarterly installments, and secured in a commercially reasonable manner to the reasonable satisfaction of the Bankrupt Member. Simultaneously therewith the Bankrupt Member and any Involuntary Transferee shall execute, acknowledge and deliver to the Surviving Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey to the Surviving Members all the right, title and interest of the Bankrupt Member and Involuntary Transferee in the Company and the assets thereof. Any dispute as to any such closing documents, or the form thereof, shall be determined in the manner provided in Section 16 hereof, and if necessary, the closing shall be adjourned until such dispute shall be resolved. Because of the unique and distinct nature of a Member's interest in the Company, it is agreed that the Surviving Members' damages would not be readily ascertainable if the Surviving Members elects to purchase the Bankrupt Member's interest in the Company as aforesaid and the conveyance thereof were not made, and, therefore, in such case the Surviving Member shall be entitled to the remedy of specific performance in addition to any other remedies that may be available to it in law or in equity.

15.4. Transfer

In the event of the Bankruptcy of a Member, if the Surviving Members shall not have elected (within the period specified in Section 15.2 above) to purchase the Members Interest of the Bankrupt Member as provided in Section 15.2, the Involuntary Transferee of such Interest shall, within thirty (30) days thereafter, execute and deliver to the Surviving Members such documents, in a form reasonably satisfactory to the counsel for the Surviving Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Involuntary Transferee, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. If, within ten (10) days after delivery of such documents to the Surviving Members, the Surviving Members shall notify the Involuntary Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, the Involuntary Transferee shall thereupon be deemed a Member; provided, however, that if the Surviving Members shall not notify the Involuntary

Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, then the Company shall be dissolved as provided in Section 17 hereof and the Property shall be sold by the Company at the earliest practical time. Any assignment from such Involuntary Transferee of the Bankrupt Member's Interest in this Company thereafter shall be subject to the provisions of Sections 13 and 14 of this Agreement.

16. Dispute Resolution

16.1. Mediation of Disputes

The Members agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. Mediation fees shall be divided equally among the parties involved. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

_______________ (Initial Here)

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon mediator instead. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

_______________ (Initial Here)

17. Dissolution and Termination of the Company

17.1. Dissolution

The Series shall be dissolved and its affairs shall be wound upon the earliest of:

13. Failure of the Series to acquire a Property or Properties as required herein above.
14. The sale or other disposition of all or substantially all of the assets of the Series; provided, however, that if the Series receives a purchase money note upon such sale, the Members may elect to continue the Series until such note is satisfied, sold or otherwise disposed of.
15. An election to dissolve and wind up the Series by all the Members.
16. The expiration of the term of the Series, unless all of the Members have elected to continue the Series in writing prior to the expiration of such term.
17. Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Series without the consent of the Manager.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets shall be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to;

EQUITYPOINT, LLC FUND I SERIES

1800 Washington Ave.

Vincennes, IN 47591

18.2. Amendments

This Agreement may only be amended in a writing executed by all Members of the Company.

18.3. Binding Effect

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction

Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time

Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability

Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference

Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.

The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Delaware Law

The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of EquityPoint, LLC Fund I Series, as of the date and year first above written.

____

Matt Buckels

EquityPoint, LLC

Managing Member of EquityPoint, LLC

____

Darrell Troyer

EquityPoint, LLC

Managing Member of EquityPoint, LLC

By:________________________________

________________________, Member

By:________________________________

________________________, Member

By:________________________________

________________________, Member

By:________________________________

________________________, Member

By:________________________________

________________________, Member

By:______________________________

______________________, Member

By:______________________________

______________________, Member

By:______________________________

______________________, Member

By:______________________________

______________________, Member

By:______________________________

______________________, Member

By:______________________________

______________________, Member

EXHIBIT A - Ownership Interest

EQUITYPOINT, LLC FUND I SERIES

Name of Series	Members	Initial Capital Contribution (if any)	Percentage Interest in Such Series	Common or Preferred Interest	Preferred Interest Rate
Management Series	Matt Buckels*	$0	50%	C	
	Darrell Troyer	$0	50%	C	
	TOTAL	**$0**	**100%**		
Fund I Series	EquityPoint, LLC Management Series*	$0	50%	C	

*Matt Buckels has contributed $25,000 for operating and startup costs, however, such costs shall be reimbursed upon the funding of the Offering dated July 15, 2008.

IN WITNESS WHEREOF, we have hereunto set our hand and seals on the date set forth beside our names.

EQUITYPOINT, LLC FUND I SERIES

______________________ Signature Dated: ______________ Address: ______________ ______________ ______________	______________________ Signature Dated: ______________ Address: ______________ ______________ ______________
______________________ Signature Dated: ______________ Address: ______________ ______________ ______________	______________________ Signature Dated: ______________ Address: ______________ ______________ ______________
______________________ Signature Dated: ______________ Address: ______________ ______________ ______________	______________________ Signature Dated: ______________ Address: ______________ ______________ ______________
______________________ Signature Dated: ______________	______________________ Signature Dated: ______________

Address:______________________

____

____

____
Signature

Dated: ______________________

Address:______________________

____

____

____
Signature

Dated: ______________________

Address:______________________

____

____

____
Signature

Dated: ______________________

Address:______________________

____

Address:______________________

____

____

____
Signature

Dated:______________________

Address:______________________

____

____

____
Signature

Dated:______________________

Address:______________________

____

____

____
Signature

Dated:______________________

Address:______________________

____

SEPARATE SERIES AGREEMENT

EQUITYPOINT, LLC, Management Series

THIS SEPARATE SERIES AGREEMENT, dated as of July 15, 2008 (this "Separate Series Agreement"), is entered into by and between Darrell Troyer and Matt Buckels, associated with the newly created Series identified below (the "New Series"); and Darrell Troyer and Matt Buckels, as members of the Company. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of July 15, 2008 (as amended from time to time, the "LLC Agreement").

RECITALS

WHEREAS, the parties hereto have heretofore formed a limited liability company pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and by entering into the LLC Agreement; and

WHEREAS, it is intended by the parties hereto create an additional Series with respect to Separate Property in the form of the New Series with such Separate Property having an address care of: **1800 Washington Avenue, Vincennes, IN.**

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the New Series and Separate Property be enforceable against the assets of the New Series and Separate Property only, and not against the assets of the Company generally or any other series thereof; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

1. New Series. In accordance with Section 1.1 of the LLC Agreement, the Founders hereby create the New Series, which shall be a "Series" for purposes of the LLC Agreement. The purpose of this Series shall be limited to:

(a) To manage the purchase of assets and businesses, including real estate for investment, liquidation and resale and/or to liquidate as agent assets and businesses on behalf of other Series;

(b) To transact any and all lawful business for which a limited liability company may be formed under the Act; and

(c) To transact all business necessary, appropriate, advisable, convenient, or incidental to any of the foregoing provisions.

2. Name of New Series. The name of the New Series created by this Separate Series Agreement shall be: **Management Series.**

3. Agreement to be Bound. Each of the undersigned agree to be bound by the terms and provisions of the LLC Agreement.

4. Headings. The headings in this Separate Series Agreement are included for convenience and identification only and are in no way intend to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

5. Severability. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, an this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

6. Integration. This Separate Series Agreement and the LLC Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

7. Counterparts. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

8. Governing Law. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

9. Managers. The names and addresses of the Manager(s) of this Series is/are:

- **Matt Buckels**
- **Darrell Troyer**

The Manager(s) shall serve until his/her/their successors are elected.

10. Members. The members of this series shall be the following individuals with the following number of voting units, a share of the ten Thousand (10,000) authorized to this series. The series units represent interests only in the series and not in EquityPoint, LLC. Majority controls all decisions

1. Matt Buckels	**5,000 (FIVE THOUSAND) Units**
2. Darrell Troyer	**5,000 (FIVE THOUSAND) Units**

IN WITNESS WHEREOF, the parties hereto have executed, setting their hands and seals this Separate Series Agreement as of the date first-above stated.

Members Associated with the Company:	Members Associated with New Series:
______________________________	______________________________
Matt Buckels	Matt Buckels
______________________________	______________________________
Darrell Troyer	Darrell Troyer

EXHIBIT B – CERTIFICATE OF FORMATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:04 PM 07/08/2008
FILED 03:04 PM 07/08/2008
SRV 080765039 - 4572114 FILE

CERTIFICATE OF FORMATION
OF
EquityPoint, LLC

The undersigned, being an authorized person for purposes of executing this Certificate of Formation on behalf of EquityPoint, LLC, a Delaware Limited Liability Company (the L.L.C.), desiring to comply with the requirements of 6 Del.C. Section 18-201 and the other provisions of the Delaware Limited Liability Company Act 6 Del.C. Section 18-101, et seq. (the Act), hereby certifies as follows:

1. Name of the L.L.C.- The name of the LLC is EquityPoint, LLC

2. Registered Office and Registered Agent of the L.L.C.- The name of the registered agent for service of process on the L.L.C. in the State of Delaware is Harvard Business Services. The address of the registered agent of the L.L.C. and the address of the registered office of the L.L.C. in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958.

3. Date of Formation and Effective Date- The date of formation and the effective date of the L.L.C. shall be the date of filing of this Certificate of Formation with the Secretary of State of the State of Delaware.

4. Series L.L.C.- This is a Series L.L.C. which may establish designated series of members, managers, limited liability company interests having separate rights, powers, or duties with respect to specified property or obligations of the limited liability powers company or profits and losses associated with specified property or obligations, and, to the extent provided in the limited liability company agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of such series.

IN WITNESS WHEREOF, the undersigned hereby executes this Certificate of Formation in accordance with the provisions of 6 Del.C. Section 18-201 this 7th day of July, 2008.

/s/ Jillian Sidoti
Jillian Sidoti
(Authorized Person)

EXHIBIT C – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT AND OFFEREE QUESTIONNAIRE

EQUITYPOINT, LLC FUND 1 SERIES

REGULATION A OFFERING

DATE OF REGULATION A OFERRING JULY 15, 2008

INSTRUCTIONS FOR SUBSCRIPTION

- Review and complete this Subscription Agreement and Offeree Questionnaire.(a separate copy is included for your convenience)
- Please execute this Subscription Agreement and Subscriber Questionnaire and return an executed copy to EquityPoint, LLC Fund 1 Series
- Please make your check payable to: **EquityPoint, LLC Fund I Series**, or deposit in the EquityPoint, LLC Fund I Series bank account (please contact EquityPoint, LLC Fund I Series for bank information)
- Return the above to:

EquityPoint, LLC Fund I Series

1800 Washington Ave

Vincennes, IN 47591-0472

Telephone: (812) 887-2249

SUBSCRIPTION AGREEMENT AND OFFEREE QUESTIONNAIRE

SECTION A

Subscription

Terms of Offering. The Operating Agreement of EquityPoint, LLC Fund I Series ("Fund I Series") authorize the issuance of 200,000 units. A total of 200,000 units in minimum groups of 250 Units are being offered at $10 per Units with a total minimum investment of $2,500. EquityPoint, LLC Fund I series, however, reserves the right to accept subscriptions for fractional purchases in its sole discretion.

In general, this Offering will be made privately only to accredited investors.The undersigned hereby subscribes for Units as follows:

1. TOTAL SUBSCRIPTION:

Dollar Amount: $____________ ($2,500 minimum)

Number of Units: ____________

2. SIGNATURE:

(For joint ownership **BOTH PARTIES** must sign and provide a social security number)

________________________X______________________/_____________

Investor Signature S.S.N. or Tax I.D.No. Date

________________________X______________________/_____________

Investor Signature S.S.N. or Tax I.D.No. Date

3. UNIT REGISTRATION:

(Please print name(s) in which your Units are to be registered)

____

____

4. RESIDENCE ADDRESS:

(Investors must complete residence address for registration purposes)

____

____

5. MAILING ADDRESS:

(If different from residence address)

____

____

( )____________________________	( )____________________________
Home Phone	Business Phone

Please indicate whether investor is a resident of the United States:

Yes________ No ______

CHECK ONE:

Are you subject to back up withholding under the provision of Section 3406(a)(1)(c) of the Internal Revenue Code?

Yes________ No________

I HEREBY AGREE TO PURCHASE, SUBJECT TO ACCEPTANCE BY EQUITYPOINT, LLC FUND I SERIES

No. of Units	Price Per Unit	Total Price

CHECK ONE:

______ Individual Ownership Joint Tenants

______Corporate Ownership Tenants in Common

______Tenants by the Entirety Partnership Ownership

______Trust

FOR TRUSTS

____

Date Trust Established

____

Name of Trustee or other administrator

GENERAL INFORMATION

1. Name(s)____

2. Address____

3. Telephone____

4. Employer(s)____

5. Occupation ____

6. Send mail to:

Home Address   Office Address

7. If investment as joint tenants or tenants-in-common, indicate relationship, if any, between or among tenants:

____

____

COMPLETE FOR TENANTS-IN COMMON AND JOINT TENANTS ONLY IF THE INFORMATION DIFFERS FROM THAT GIVEN ABOVE.

8. Address ____

9. Telephone ____

10. Employer(s) ____

11. Business Address ____________________________________

12. Business Telephone __________________________________

13. Occupation ______________________________________

SECTION B

Investor Qualification

ITEM I. GENERAL.

ALL INVESTORS MUST INITIAL THE FOLLOWING LINE:

________*(Initial)* I understand that the representations contained in this Section B are made for the purpose of determining my qualifications as an investor. I hereby represent that the statement or statements initialed below are true and correct in all respects. I understand that a false representation may constitute a violation of the law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages.

ITEM II. SUITABILITY

ALL INDIVIDUAL INVESTORS MUST INITIAL AT LEAST ONE OF THE FOLLOWING:

______ *(Initial)* A. I certify that I had individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of the two most recent years and I reasonably expect to attain levels of income in the current year at least equal to these amounts.

For the purposes of this Questionnaire, individual income means adjusted gross income, as owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or property owned by a spouse): (1) the amount of any tax exempt interest income received; (2) the amount of losses claimed as a limited partner in a limited partnership; (3) any deduction claimed for depletion; (4) amounts contributed to an IRA or Keogh retirement plan; (5) alimony paid; and (vi) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross

income pursuant to the provisions of Section 1202 of the Internal Revenue Code.

________*(Initial)* B. I certify that I have an individual net worth, or my spouse and I have a combined individual net worth, in excess of $1,000,000. For purposes of this paragraph, "individual net worth" means an excess of total assets at fair market value, including home and personal property, over total liabilities.

________*(Initial)* C. Neither II.A nor II.B above is accurate with respect to the undersigned.

Annual income $____________________ Net Worth $ ____________________

ITEM III. BUSINESS ENTITY PURCHASERS (EXCEPT TRUSTS)

INVESTORS THAT ARE PARTNERSHIPS, CORPORATIONS, OR OTHER ENTITIES WHICH ARE NOT TRUSTS SHOULD INITIAL AT LEAST ONE OF THE FOLLOWING STATEMENTS.

________*(Initial)* A. On behalf of the investor, I hereby certify that the investor has a net worth of at least $5,000,000. On behalf of the investor, I also certify that the investor was not formed for the specific purpose of investing in the Units.

________*(Initial)* B. On behalf of the investor, I hereby certify that all of the beneficial owners of equity in the investor qualify as individual investors under either Item II. A. or B. above.

________*(Initial)* C. On behalf of the investor, I hereby certify that neither III. A. nor III. B. is accurate with respect to the investor.

Annual Income $__________________ Net Worth $____________________

ITEM IV. TRUSTS

INVESTORS THAT ARE TRUSTS MUST INITIAL AT LEAST ONE OF THE FOLLOWING STATEMENTS:

________*(Initial)* A. On behalf of the investor, I hereby certify that the investor is a trust with total assets in excess of $5,000,000 not formed for the specific purpose of investing in the Units, whose purchase is directed by a sophisticated person having such knowledge and experience in financial matters that he is capable of evaluating the merits and risks of an investment in Units.

________*(Initial)* B. On behalf of the investor, I hereby certify that all of the beneficial owners of equity in the investor qualify as accredited individual investors under either Item IIA or B above.

________*(Initial)* C. On behalf of the investor, I hereby certify that neither IV.A nor IV.B is accurate with respect to the investor.

SECTION C

Investor Experience

1. Please initial the appropriate alternative:

EITHER

ITEM ONE: I have such knowledge and experience in financial, tax and business matters that I am capable of utilizing the information made available to me in connection with the offering of the Units, of evaluating the merits and risks of an investment in the Units, and of making an informed investment decision with respect to the Units, and I do not desire to utilize a Purchaser Representative in connection with evaluating such merits and risks.

__________Initial here

OR

ITEM TWO: I intend to use the services of the following named person(s) as Purchaser

Representative(s) in connection with evaluating the merits and risks of the investment in the Units and hereby appoint such person(s) to act as my Purchaser Representative(s) in connection with my proposed purchase of Units.

__________Initial here

List name(s) and address(s) of Purchaser Representative(s) (if any):

EXHIBIT D – LEGALITY

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92596
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 31, 2008

EquityPoint, LLC Fund I Series
c/o EquityPoint, LLC Management Series
1800 Washington Avenue
Vincennes, IN 47951

RE: EquityPoint, LLC Fund I Series
Registration Statement on Form 1-A

Gentlemen:

I have been retained by EquityPoint, LLC Fund I Series, a Delaware Limited Liability Company (the "Company"), in connection with the Offering Statement (the "Offering Statement") on Form 1-A, to be filed by the Company with the U.S. Securities and Exchange Commission and the Indiana Securities Division relating to the offering of securities of the Company. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Offering Statement will be validly issued, fully paid, and non-assessable.

In connection with the request, I have examined the following:

1. Certificate of Formation of the Company;
2. Operating Agreement of the Company; and
3. The Offering Statement

I have examined such other company records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Offering Statement are validly authorized and, when issued in accordance with the terms set forth in the Offering Statement, will be validly issued, fully paid and non-assessable under the limited liability company laws of the State of Delaware.

I consent to my name being used in the Offering Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Offering Statement.

Sincerely,

Jillian Ivey Sidoti

du/JIS

EXHIBIT E – Sales Material

Preferred Returns
starting at

Fixed Income Investments

No Fees or Commissions

Invest with Your IRA

7%

www.equitypoint.net
1-800-000-0000

EQUITYPOINT
The new way to invest in real estate

This is not an offer to sell or buy securities. These securities have not been approved by the SEC under the Securities Act of 1933. Returns are NOT guaranteed and should not be construed as such. This advertisement is in accordance with Rule 256.

EXHIBIT F – TEST THE WATERS MATERIALS (PREVIOUSLY FILED)

Fixed Income Investments

No Fees or Commissions

Invest with Your IRA

Preferred Returns starting at

7%

www.equitypoint.net
1-812-887-2249

EQUITYPOINT

The new way to invest in real estate

This is neither an offer to sell nor a solicitation of an offer to buy any securities. This ad is in accordance with Rule 254 of the Securities Act of 1933. We are not soliciting or accepting any money or other consideration from any prospective investor. We will not make any sales until this offering statement has been qualified by the SEC and/or local state securities regulators.

Preferred returns are NOT guaranteed and are speculative.

EXHIBIT G – CONFIRMATION OF EIN

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
[illegible] OH 45999-0023

Date of this notice: [illegible]

Employer Identification Number:
[illegible]

Form: [illegible]

Number of this notice: [illegible]

[illegible]
[illegible]
[illegible]
[illegible]

For assistance you may call us at:
[illegible]

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN [illegible]. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form [illegible] [illegible]

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. [illegible]

[illegible]

[illegible]

[illegible]

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vincennes, State of Indiana, on August 1, 2008.

EquityPoint, LLC Fund I Series
(Issuer)

By (Signature and Title)

Matt Buckels

Matt Buckels, Managing Member,
EquityPoint, LLC Management Series
Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Matt Buckels

(Signature)

(Title)
Matt Buckels, Managing Member,
EquityPoint, LLC Management Series
Manager

END